SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of February 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:
1.     2001 Annual Report (non financial part), MD&A and Financial Statements
2.     Notice of Annual General Meeting of Shareholders and Information Circular
3.     Proxy (Class A and B)

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-6604 and 333-74932.

[GRAPHIC OMITTED]





           This is not just an annual report
           this is how our fundamentals drive growth


           > deliver quality to our clients
           > challenge our members
           > create value for our shareholders

Revenue
in millions of dollars

1997     231.9
1998     741.0
1999     1,409.5
2000     1,436.0
2001     1,581.3


Earnings Before Amortization of Goodwill (Cash EPS) in dollars

1997     0.06
1998     0.18
1999     0.37
2000     0.27
2001     0.30


Contract Backlog
in millions of dollars

1997     1,300
1998     6,500
1999     7,500
2000     7,000
2001     9,300


Services
Management of IT and business functions (Outsourcing)                 69%
Systems integration and Consulting                                    31%


Geographic Markets
Canada                                                                77%
US                                                                    17%
International                                                         6%

Target Markets
Financial services                                                    38%
Telecommunications                                                    33%
Manufacturing/retail/distribution                                     15%
Governments                                                           12%
Utilities and energy                                                  2%
Healthcare                                                            <1%

Our Mission
The mission of CGI is to assist private and public sector organizations with professional services of outstanding quality, competence, performance and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, telecommunications and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a world-class end-to-end information technology company.


Corporate Profile
Founded in 1976, CGI is the largest Canadian independent  information technology
(IT) services firm and the fourth largest in North America, based on its headcount of more than 13,000 professionals. CGI provides end-to-end IT services and business solutions to some 3,000 clients in North America, Europe and Asia Pacific from more than 60 offices in over 20 countries. The company's unique mix of services is comprised of strategic IT and management consulting; systems development and integration; and management of IT and business functions. CGI's shares are traded on the NYSE (GIB) and the TSE (GIB.A) and are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices.


Our Services
CGI provides the consulting, implementation and operations services that companies need to turn their corporate strategy into reality.

The CGI approach is centered around its clients. Its entrepreneurial heritage enables it to bring client focus and flexibility. CGI specializes in a personalized approach to solving its clients' IT challenges.

Consulting
CGI acts as a trusted advisor to its clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

Systems integration
CGI provides implementation services covering the full scope of today's enterprise IT environment, integrating different technologies, to create IT systems that respond to clients' strategic needs. In addition to its expertise at working with leading technologies and software applications, CGI provides customized application development services leveraging its ISO and CMM certified methodologies and the option of economies from offshore development.

Management of IT and business functions (Outsourcing)
Clients delegate entire or partial responsibility for IT or business functions in order to achieve significant savings and access the best information technology, while retaining control over strategic IT functions. These contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability. They include such services as systems development and maintenance, business solutions and technology management services.

The Company defines its outsourcing business according to the four following categories:

o Tier 1 -     Facilities  management  services  including  data  centers,  call centers, network and desktop services;
o Tier 2 -     Functions  associated with  application  maintenance and support,
               including  corrective,  perfective,   preventative  and  adaptive
               maintenance;
o Tier 3 -     Development and  integration of new projects and  applications to support clients' strategic objectives, including the full range of CGI consulting and implementation services;

o Tier 4 -     Client   business   process   management,   where   CGI   assumes
               responsibility for performance of both a business function and the IT platform that supports it. CGI provides industry specific services, such as insurance policy administration and wealth management back office services, as well as services across industry sectors such as human resources, payroll, finance and administrative functions.

A high proportion of CGI's outsourcing business is in higher value-added Tier 2 and Tier 3 activities linking CGI closely to the business strategies of its clients and fostering strong partnerships and continuous growth as its clients' needs evolve.

Financial Services

This is not only a computer, it's instant access to your insurance coverage.

In the quest for a better insurance administration process, CGI joined forces with Allianz, one of the world's leading financial services company. The two companies worked closely for years to develop and deploy an integrated software package that would help Allianz achieve greater efficiency and enhance customer service.

Called Global Insurance Open Solutions or GIOS, the software facilitates the administration of all forms of insurance, from investment to health. The scope and scale of Allianz's operations were instrumental in the subsequent development and roll out of GIOS. Its unique multi-language and multi-currency capabilities were designed to meet Allianz's need for a single software solution deployable on every continent. And CGI worked with Allianz to set up special skilled resource centers around the world where Allianz IT staff learn to configure GIOS to their various lines of business and become self-sufficient in life cycle support.

GIOS works by making it possible to view the totality of each customer's business across the various insurance types. Allianz can thus respond to a wide range of customer needs on the first call. Not only does this increase customer satisfaction, it also significantly reduces cost. Recently, CGI and Allianz used GIOS to launch `VOI' (Virtual Online Insurer) which allows Allianz customers to consult and modify their policies and claims via the Internet.

GIOS  has  the  advantage  of  scalability  and  flexibility.   It  accommodates
user-developed applications while protecting Allianz's investment through its capacity to grow and change as the company's needs evolve.

Telecommunications

This is not merely a phone, it's access to the world.

Companies rely increasingly on IT to solve business problems. And Bell Canada, Canada's national leader for communications in the Internet world, depends on CGI to deliver the end-to-end IT solutions that contribute to peak performance and high-quality customer service.

As Bell's outsourcing partner, CGI serves the company's diverse IT needs, which range from the development of new applications to day-to-day systems operations. Bell's business is complex and meeting the business needs demands a diverse set of highly specialized skills. CGI's focus on quality has ensured that IT operations run efficiently and that the high level of service demanded by the company is consistently delivered.

By working with CGI,  Bell was able to double its telephone  number  capacity in
the  Greater  Toronto  Area  and  develop  an  advanced   high-security   access
infrastructure for Bell's switching network.

To enhance customer service, Bell worked with CGI to design an integrated bill that makes it easier for customers to keep track of their total communications expenses. In addition, Bell also looked to CGI to develop e-business applications that allow customers to shop for Bell products and services and view their bill online.

With the intensification of competition, Bell requires an IT specialist that offers high value, creates innovative solutions and helps accelerate time to market. For Bell Canada Chief Information Officer Eugene Roman, "CGI is a key partner in enabling Bell to meet our business and financial objectives."

Healthcare

This is not simply an empty waiting room, it's millions of successfully processed claims.

As the health insurer of approximately two out of every three Tennesseans, Blue Cross Blue Shield of Tennessee receives bills for healthcare services rendered from a host of independent providers including hospitals, physicians and pharmacies. In the health insurance business, overpaid and fraudulent claims can represent a costly problem. But with the help of CGI, Blue Cross Blue Shield of Tennessee has a system in place to verify claims for accuracy and completeness.

With the support of a staff of clinicians and nurses, CGI provides consulting and application development services to Blue Cross Blue Shield of Tennessee's provider audit department to assist in the detection of overpaid claims. CGI case management software serves in auditing claims. It has the requisite ability to handle hundreds of provider contracts, multiple lines of business and multiple products, each with distinct rules for reimbursement.

By helping Blue Cross Blue Shield of Tennessee identify overpaid claims, CGI has contributed to reducing medical expenses in the form of claims payment as well as the administrative expenses associated with processing claims. This in turn helps the insurer to hold down premiums for members.

"It is essential for us to have an efficient and effective system for verifying the accuracy of the bills we receive. An indication of our satisfaction with CGI is our recent decision to sign a five-year renewal of the licensing agreement," said Marilyn Korol, Manager, Facility Audit, Blue Cross and Blue Shield of Tennessee.

Governments

This is not simply a television, it's delivering breaking news.

From the moment an election is called to the time the ballots are counted, Elections Canada is responsible for ensuring the efficiency and integrity of the electoral process. And in the year 2000, CGI won the bid to develop several mission critical systems for Elections Canada to facilitate the coordination and management of federal elections.

One of the most notable CGI contributions is the Event Result System (ERS). This end-to-end IT system enables Elections Canada to receive and process election results from all 301 electoral districts and transmit them to the media and the public with speed and precision.

Where previously the media would have representatives stationed in every district to report results, election results are now sent directly to a media centre. This represents substantial time-savings for the electronic and print media alike. Results are also sent to the Elections Canada Web site, where they are accessible to the general public.

As a result of an election being called earlier than expected, the time frame for delivery of ERS was unusually tight, and CGI worked against the calendar to meet the October 2000 deadline. In addition to having the system in place on time, CGI had staff on site on election day to handle any last minute glitches.

"Elections Canada is called upon to get accurate and timely information to citizens and journalists at election time. CGI's expertise and support are instrumental in our ability to fulfill this charge more effectively," said Elections Canada Chief Electoral Officer J.P. Kingsley.

Manufacturing/Retail/Distribution

This is not merely a toaster, it's a product that has been coded and delivered.

Fingerhut Companies is one of North America's leading database marketers, providing everything from electronics to cosmetics directly to the consumer through catalogues, telemarketing and the Internet. Fingerhut's relationship with CGI began several years ago when the former IMRglobal undertook a project to make Fingerhut Y2K compliant. Now with the merger, Fingerhut benefits from a greatly extended range of services, and the relationship has flourished.

As part of a current  five-year  contract,  CGI is providing  vital  application maintenance services for every domain of Fingerhut's operations, from telemarketing and product distribution to order processing and customer service. Employing a combination of onsite and offshore resources to support Fingerhut's business systems, CGI has improved performance and delivered cost-effective maintenance of legacy applications. For Fingerhut customers, the added efficiency and performance translate into dependably smooth transactions. And with CGI in the picture, Fingerhut people are freer to work on strategic projects.

In this area too CGI is proving a valuable resource. This past summer, CGI conducted an IT assessment that consisted of an eight-week study evaluating infrastructure, operations and all costs associated with the IT function. This study helped Fingerhut align its IT and business plans.

"We have been very satisfied with CGI's performance, as is evident by our enduring relationship, and look forward to enjoying the benefits that result from the company's expanded service offerings," said Fingerhut Chief Information Officer Gary Bledsoe.

Financial Services

This is not only a bank, it's millions of seamless transactions per day.

The merger of the Toronto-Dominion Bank (TD) and Canada Trust was a significant event in recent Canadian banking history. It propelled TD to the position of one of Canada's largest mutual fund companies. And in the process, it offered an opportunity for CGI to demonstrate its IT know-how.

Some of the key challenges in the wake of the merger were to integrate two different systems of managing mutual funds, to develop new functionalities to address gaps between the systems, and to ensure that the resulting integrated system was capable of handling extremely high volumes of transactions. CGI and TD worked together to achieve these aims.

On the basis of a comparative analysis conducted by CGI, TD was able to select the best features of each system, while retaining its Shareholder Management System (SMS), originally developed by CGI. CGI subsequently designed the programs to receive, validate and upload Canada Trust data. It also designed a stand-alone system which enabled TD to perform volume-handling testing.

With the help of CGI's expertise, TD is now able to provide consolidated and streamlined mutual fund services to all its customers. And the success of the project has strengthened the relationship between CGI and the TD Bank Financial Group. "We are confident that CGI's reliable, flexible and cost-effective solutions will support the growth of our business," said Gerry O'Mahoney, Senior Vice-President, Security Services, TD Bank Financial Group.

These are not just goals, these are our commitments.


Dear Fellow Shareholders:

In 2001, CGI celebrated 25 years of delivering top quality information technology (IT) services to its clients. Fiscal year 2001 was also a year of many achievements which collectively enhanced the fundamentals of CGI that will continue to drive our growth. CGI is now the fourth largest independent IT services provider in North America and is better positioned than ever to capitalize on the growing trend favoring IT and business process outsourcing. With such enormous opportunity ahead of us, we are determined to be a world leader in our domain.

Revenue in fiscal 2001 of $1.58 billion was up 10.1% over fiscal 2000. More importantly, year-over-year revenue growth in our third and fourth quarters, representing 22.2% and 46.5% respectively, demonstrates our return to strong growth trends. While organic growth was negative for the year, we note that it is clearly undergoing a favorable trend, increasing from 3.6% in the third quarter to 13.8% in the last three months of the fiscal year. Operating margins improved throughout the year to 15.5% in the fourth quarter, and cash earnings per share for fiscal 2001 were $0.30, up 11.1% over fiscal 2000. In each of the third and fourth quarters of fiscal 2001, CGI posted cash earnings per share of $0.08, compared with $0.04 and $0.03 in the third and fourth quarters of fiscal 2000, respectively. We completed nine acquisitions, concluded one strategic outsourcing alliance, made equity investments in four joint ventures, announced contracts and renewals worth $4 billion, and welcomed 5,000 new members to CGI. Our backlog today of $9.3 billion-business signed but not yet delivered-is nearly six times our annual revenue, providing far-reaching visibility and a solid base from which to grow.

Our revenue is diversified and reduces risk in uncertain economic conditions. On a current revenue run-rate basis, revenue derived from the long-term outsourcing of our clients' IT needs represents 69%, including a 10% contribution from our business process services. Revenue from systems integration and consulting projects, largely derived from our current, long-standing client relationships, represents 31%. In fiscal 2001, 77% of our revenue was from Canada, 17% from the US and 6% from outside North America. And our focused expertise in six vertical or economic sectors has also provided growth and, at the same time, stability. Revenue from clients in the financial services sector represented 38%; telecommunications 33%; manufacturing/retail/distribution 15%; governments 12%; utilities and energy 2%, and healthcare less than 1%.

Our mission remains the same. All of us at CGI are driven to provide professional services of outstanding quality, competence, performance and objectivity to fully satisfy our clients' objectives.

Market conditions, in good and bad times, fuel CGI growth
It is clear that organizations are increasingly aware of the benefits realized through outsourcing their IT and business processing. We have seen demand grow, even in current market conditions. In fact, we realized more than 15 years ago that IT outsourcing was counter-cyclical. When business is prospering, organizations invest more in their IT and we benefit as their long-term IT partner. When economic conditions force a reduction in IT spending budgets, we still see the number of inquiries related to IT and business process outsourcing increase as organizations evaluate the potential to realize cost savings while gaining access to state-of-the-art technology to further enhance their competitiveness. This increased demand for IT and business process outsourcing is strong throughout our network, from all of our targeted market verticals, and especially in Canada and the US.

How is CGI better  positioned  to  capitalize on these trends than it was a year ago?
The success we achieved in fiscal 2001 better positions us to capitalize on the growth opportunities in the IT and business process outsourcing markets, especially in the US. For example:
> We can now offer our clients a remote delivery capability including cost competitive offshore application development and maintenance services.
> As part of our contract win with Fireman's Fund Insurance Company, we acquired a data center in Phoenix and can now support our clients' IT data management needs from the US.
> In July, we regrouped our business process services into a separate business unit to focus on leveraging a growing client demand for business process outsourcing and give CGI added depth when bidding on large outsourcing contracts.

By far the most significant step in our expansion strategy to date and driver of future growth was the merger with IMRglobal, which closed at the end of July. In addition to increasing our critical mass of highly skilled members in the US and abroad, the merger increased our vertical market depth and breadth, and added to our list of strong, long-term client relationships. IMRglobal's delivery model complements ours and significantly enhances our ability to offer clients a customized and cost competitive solution for the delivery of their IT services, an important differentiator for CGI.

Looking ahead
Our growth initiatives for fiscal 2002 will capitalize on our core fundamentals and leverage the excellent results we achieved in fiscal 2001. Although CGI is arguably the premier IT services company in Canada, we have only just begun to establish our position in the US, Europe and abroad. Recent contract wins provide CGI stakeholders with substantial revenue visibility, but key to our future growth will be driving accelerated organic growth and pursuing large outsourcing contract wins. Especially in Canada, we believe that our systems integration and consulting offering will continue to be vital to driving new business as well as to benefit from projects awarded by long-term clients who turn to CGI first as their partner for IT services. The other component of our growth strategy is to identify acquisitions that further CGI's global competitive position by increasing our geographic presence, or enhancing our vertical service offerings.

To support these growth objectives, we are investing in several initiatives at CGI to further strengthen our fundamentals. First, in conjunction with an improved business development program, we are devoting more effort to increasing CGI's brand awareness among potential clients, the media and investors, especially outside Canada.

Second, we are making one of our largest investments to date in our human, intellectual capital with the recent establishment of the CGI Leadership
Institute. As Paule Dore explains in the following pages, this learning institution will allow us to ensure that the CGI approach to business is well known and integrated by all managers across our network.

Additionally, we will continue to deploy our quality framework, which enables CGI to deliver consistently high quality services everywhere in the world.

Similarly,  we are  committed  to  improving  shareholder  value with  continued
financial discipline that provides the infrastructure for evaluating acquisitions and structuring large, long-term outsourcing contracts. Our balance sheet remains one of the strongest in our industry, with virtually no debt, making us an attractive IT and business process outsourcing partner and giving us the flexibility to make these new investments in technology and people that will further our long-term success.

We have been blessed by the accelerating trend leading companies to seek a single, dependable partner for their information technology service needs. As we head into our next 25 years, we will continue to pursue our dream of becoming a world leader in our domain. Our core fundamentals provide the platform for this goal. We will continue to recruit, motivate and retain the very best people to fulfill the growing demand for IT services under the highest quality standards and in doing so, create meaningful shareholder value.

In addition to applauding our members, we would like to thank our shareholders, clients, partners and members of the Board for their continued support.


(signed)
Serge Godin
Chairman and Chief Executive Officer

These are not just words, these are our fundamentals.


          Quality Drives Our Ability to Manage Growth and Create Value


If last year is any indication of things to come, CGI will be growing at breathtaking pace in fiscal 2002. Then again, since inception more than 25 years ago we have been growing rapidly, both organically and through acquisitions. This past year, we completed nine acquisitions, concluded one strategic alliance and took an interest in four joint venture companies. Taking into consideration the numerous outsourcing contracts signed during fiscal 2001, in addition to acquisitions and investments, this represents the integration of 5,000 new employees, or members as we refer to them.

In view of such rapid growth, one of our main challenges obviously rests in maintaining, enriching and further extending our deeply rooted corporate culture. This culture is characterized by a total dedication to client needs, constant focus on delivering high quality services, as well as an entrepreneurial spirit that applies to all our work. These values truly represent who we are, and they are the foundation on which the Company was built over the past 25 years.

Our values also represent a proven set of guiding principles. These have been put to the test, and time and again we have witnessed how they make good business sense. Quality, for instance, stands first and foremost among our values. Seven years ago, CGI became the first North American IT services firm to receive the internationally recognized ISO 9001 quality certification for the way in which we manage projects. Very early on, our quality processes allowed us to improve how we deliver services to our clients. Today, the vast majority of our projects are delivered on time, on budget, and to the satisfaction of our clients. And we have seen a direct correlation between this disciplined approach and the steady improvement of our profit margins.

In the coming year we will be implementing an enhanced version of the quality system that is the cornerstone of our ISO 9001 certified quality approach. This new system, known as the Client Partnership Management Framework (CPMF), was the result of an extensive review. We have now extended the reach of our quality framework, and further improved its potential to make a strategic contribution to our clients' business.

Since a growing proportion of our revenue stream is related to long-term outsourcing contracts, we felt it was time to extend our quality approach beyond service delivery and to focus more on building relationships and providing our clients with greater value from a strategic and tactical standpoint. Our quality processes are now more representative of the way in which we help our clients enhance their competitive position through the use of information technology.

At CGI, integrations of new members are a widely decentralized process. Indeed, consistent with our business approach, local business units are responsible and accountable for identifying acquisition targets and integrating people and operations following the transaction. Throughout the process, of course, business units benefit from the Company's best practices and support from corporate functions. Integrations are handled according to the same exacting standards as clients' IT projects. They are managed according to a strict calendar and come with well-defined deliverables. One designated manager has overall responsibility for the project and member communication ranks high among priorities.

Our ISO 9001 certified processes play an important role and facilitate the integration of new members. For example, each of our business units is individually responsible for maintaining its own ISO 9001 certification. Therefore, securing this certification quickly becomes a matter of pride, and people strive to implement CGI's management frameworks and processes. In fact, shortly after an acquisition, one of our new members' most common question usually is: "When will we be implementing the Company's quality processes and seeking ISO 9001 certification?"

Ensuring that we deliver quality services is directly linked to the depth and management capability of our leaders. It is with this in mind that on June 15, 2001, to coincide with the Company's 25th anniversary, some 250 of our executives and senior managers were personally involved in the launch of the CGI Leadership Institute.

As CGI is becoming a truly global organization, with a presence on four continents and the ability to meet ever more complex client needs, there was a growing requirement to deepen our leadership capability while preparing our people for tomorrow's challenges. This is why we have created our own Leadership Institute.

This learning organization will play a key role in the sharing and dissemination of our values, our best practices and our vision with our ever growing network of members. It will also play a vital role in the integration of new members, since its e-learning features will allow us to quickly disseminate information across our network. In our integration efforts with new members, time is of the essence and the Institute will be a powerful tool at our disposal.

CGI's core values focusing on quality, service to others and personal fulfillment meet a universal need for personal growth and accomplishment. Our members from around the world relate to these values and share in realizing them. Our role as leaders is simply to act as a conduit for the energies of the people who share our Company's dream, whether members, clients or shareholders.

We believe that with the new tools at its disposal, including our quality approach and CPMF, as well as with the CGI Leadership Institute, CGI will, more than ever and for years to come, continue in its role as a force of attraction for members, clients and shareholders.


(signed)
Paule Dore
Executive Vice-President and Chief Corporate Officer

Board of Directors


Serge Godin 3
Chairman and Chief Executive Officer, CGI

Yvan Allaire 1
Emeritus Professor of Strategy, UQAM
Chairman, Governance Value Added Inc.

William D. Anderson
President, BCE Ventures Inc.

Claude Boivin 1
Director of Companies

Jean Brassard
Vice-Chairman, CGI and Director of Companies

Claude Chamberland 2
Director of Companies

Paule Dore
Executive Vice-President and Chief Corporate Officer, and Secretary, CGI

Andre Imbeau 1
Executive Vice-President and Chief Financial Officer, and Treasurer, CGI

David L. Johnston 2
President and Vice-Chancellor, University of Waterloo

Eileen A. Mercier 1
President, Finvoy Management Inc.

Jean C. Monty 2
Chairman and Chief Executive Officer, BCE Inc.

C. Wesley M. Scott
Director of Companies

Charles Sirois
Chairman and Chief Executive Officer, Telesystem Ltd.



1    Member of the Audit Committee
2    Member of the Human Resources and Corporate Governance Committee
3    Ex-officio member of the Human Resources and Corporate Governance Committee

Executive Management

Serge Godin
Chairman and Chief Executive Officer

Francois Chasse
Executive Vice-President, Mergers and Acquisitions

Paule Dore
Executive Vice-President and Chief Corporate Officer

Andre Imbeau
Executive Vice-President and Chief Financial Officer

Andre Nadeau
Executive Vice-President and Chief Strategy Officer

Luc Pinard
President, European Operations

Michael Roach
President, Canada and Europe

Daniel Rocheleau
Executive Vice-President and Chief Business Engineering Officer

Satish Sanan
President, United States and Asia Pacific

Joseph I. Saliba
President, Business Process Services

Management Team

Corporate Services

Serge Godin
Chairman and Chief Executive Officer

Francois Chasse
Executive Vice-President, Mergers and Acquisitions

Paule Dore
Executive Vice-President and Chief Corporate Officer

Andre Imbeau
Executive Vice-President and Chief Financial Officer

Andre Nadeau
Executive Vice-President and Chief Strategy Officer

Daniel Rocheleau
Executive Vice-President and Chief Business Engineering Officer

Operations

Canada and Europe

Michael Roach
President

Luc Pinard
President, European Operations

Hicham Adra
Senior Vice-President, Ottawa

Paul Biron
Senior Vice-President and General Manager, Services to BCE

Al MacDonald
Senior Vice-President, Atlantic Canada

Pierre Turcotte
Senior Vice-President, Greater Montreal Area

Jacques Giguere
Senior Vice-President, Integrated Technology Management, Quebec

Gilles Godbout
Senior Vice-President, Credit Union Solutions and Services

Terry Johnson
Senior Vice-President, Western Canada

Claude Marcoux
Senior Vice-President, Quebec City

Ross Marsden
Senior Vice-President and General Manager, Greater Toronto Area



United States and Asia Pacific

Satish Sanan
President

George Arsenault
Senior Vice-President, Central US and Healthcare/Government Sector Leader

Santosh Bhargava
Senior Vice-President, India

Terry Broom
Senior Vice-President, Eastern US and Financial Services Sector Leader

Joe Calavassy
Vice-President, Australia

Prakash Challa
Senior Vice-President, Application Development and Maintenance Services

Jay Clark
Senior Vice-President, Western US and Manufacturing/Retail/Distribution, Telecom and Utilities & Energy Sector Leader

Ken Dickinson
Senior Vice-President, Business Engineering

Bob Evans
Senior Vice-President, Solutions Management

Eric Lecoquierre
Vice-President, Japan

Business Process Services

Joseph I. Saliba
President

Al Bonfiglio
Vice-President, Document Management

Daniel Crepeau
Senior Vice-President, Canadian Operations

Karen Furtado
Vice-President, Insurance Business Process Services

Patti Rajski
Vice-President, Solutions Marketing

CGI Offices

North America

Canada
Burnaby, BC
Calgary, AB
Edmonton, AB
Fredericton, NB
Halifax, NS
Jonquiere, QC
Montreal, QC
Ottawa, ON
Quebec City, QC Regina, SK
Saint John, NB
Toronto, ON
Vancouver, BC
Winnipeg, MB


US
Albany, NY
Andover, MA
Atlanta, GA
Canton, MA
Chicago, IL
Cincinnati, OH
Clearwater, FL
Cleveland, OH
Dallas, TX
Detroit, MI
Harrisburg, PA
Houston, TX
Howell, NJ
Kansas City, KS
Minneapolis, MN
Nashville, TN
New Iberia, LA
New York, NY
Phoenix, AR
Pittsburg, PA
Rancho Cordova, CA
San Jose, CA
St. Louis, MO

Latin America

Uruguay
Montevideo


Europe

England
Basingstoke
Bristol
Stevenage/London

France
Paris

Portugal
Lisbon


Asia Pacific

Australia
Sydney

India
Bangalore
Mumbai

Japan
Tokyo



For a list of CGI offices worldwide, please visit our Website at: www.cgi.ca

Main Addresses

Global Headquarters
1130 Sherbrooke Street West
5th Floor
Montreal, Quebec  H3A 2M8
CANADA
Tel.: (514) 841-3200
Fax: (514) 841-3299

Canadian Operations
4 King Street West
Suite 1900
Toronto, Ontario  M5H 1B6
CANADA
Tel.: (416) 862-0430
Fax: (416) 862-2321

US Operations
100 South Missouri Avenue
Clearwater, FL  33756
USA
Tel: (727) 467-8000
Fax: (727) 467-8001

European Operations
1800 McGill College Avenue
16th Floor
Montreal, Quebec  H3A 3J6
CANADA
Tel.: (514) 878-8585
Fax: (514) 281-1709

Broadlands House
Primett Road
Stevenage, Herts  SG1 3EE
ENGLAND
Tel.: 44 (0) 143 831 7966
Fax: 44 (0) 143 831 4368

Business Process Services
600 Federal Street
Andover, MA  01810
USA
Tel.: (978) 946-3000
Fax: (978) 682-5500

Shareholder Information

Listing
The Toronto Stock Exchange:
April 1992: GIB.A
New York Stock Exchange:
October 1998: GIB

Number of shares outstanding as at October 31, 2001:
327,130,450 Class A subordinate shares
40,799,774 Class B shares

High/low of share price from October 1, 2000 to October 31, 2001:
TSE: 12.20/5.01
NYSE (US$): 8.00/3.22

Auditors
Samson Belair/Deloitte & Touche

Transfer Agent
Computershare

Investor Relations
For further information about the Company, additional copies of this report or other financial information, contact:
Investor Relations CGI Group Inc.
1130 Sherbrooke Street West
5th Floor
Montreal, Quebec  H3A 2M8
CANADA
Tel.: (514) 841-3200

You may also contact us by sending an e-mail to ir@cgi.ca or by visiting the Investor Relations section on the Company's Web site at www.cgi.ca.

Annual General Meeting of Shareholders
Monday, January 21, 2002, at 11:00 a.m.
The Hilton Montreal Bonaventure
1 Place Bonaventure
Montreal, Quebec

CGI presents a live Webcast of its Annual Meeting of Shareholders via Internet at www.cgi.ca. Complete instructions on viewing the Webcast will be available on CGI's Web site. Voting is restricted to shareholders present at the Annual Meeting or represented by proxy.

This annual report is also on the Internet at the following address: www.cgi.ca.

[GRAPHIC OMITTED]









                                 CGI Group Inc.
                               2001 Annual Report







                      Management's Discussion and Analysis
                 of Financial Position and Results of Operations

Management's Discussion and Analysis of Financial Position and Results of Operations


The following discussion and analysis should be read in conjunction with the Company's fiscal 2001, 2000 and 1999 Consolidated Financial Statements and the notes thereto. All dollar amounts are in Canadian dollars unless otherwise indicated.

Corporate Overview
Headquartered in Montreal, CGI was organized along geographic lines with three strategic business units: Canada, US and International. Effective October 1, 2001, CGI reorganized its business units according to the following breakdown:
Canada and Europe, US and Asia Pacific, and Business Process Services (see the section entitled "Organizational Change" on page 5). CGI provides end-to-end information technology (IT) services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and energy, as well as healthcare. Some 69% of the Company's business is in the management of business and IT functions (outsourcing), and 31% in consulting and systems integration.

CGI has more than 13,000 employees (members) and provides end-to-end IT services and business solutions to some 3,000 clients in North America, Europe and Asia Pacific from more than 60 offices in over 20 countries. The Company provides IT facilities management to its clients using a network of state-of-the-art data centers in Montreal, Toronto and Regina, as well as in Phoenix (US) and Basingstoke (UK). CGI also has applications maintenance and development centers in Mumbai and Bangalore (India).

Business Acquisitions
In fiscal 2001, CGI completed the acquisition of eight niche companies, one large acquisition and one strategic outsourcing alliance that was accounted for as a business acquisition, as well as four joint venture investments.

On October 4, 2000, CGI completed the acquisition of Detroit-based C.U. Processing Inc. ("CUP"), a provider of information management systems primarily to US credit unions. At the time of the acquisition, CUP had a staff of approximately 160 and for its latest fiscal year, it recorded revenue of more than $35.0 million. CUP was acquired for a cash consideration of $38.5 million and goodwill of $41.6 million was recorded as part of the transaction.

Effective November 27, 2000, CGI completed a 49.0% equity investment in AGTI Consulting Services Inc. ("AGTI"), a Montreal-based IT consulting firm with more than 225 senior consultants and generating annual revenue of approximately $27 million. This transaction was paid for through the issuance of $24.9 million in cash. Goodwill resulting from the transaction amounted to $14.6 million.

On December 12, 2000, CGI completed the acquisition of Toronto-based RSI Realtime Consulting Inc. ("RSI"), an SAP implementation specialist. At the time of the acquisition, the consulting and software development firm employed a staff of 45 and had annual revenue of $6.0 million. CGI completed this acquisition for a consideration of $2.6 million in cash and shares. Goodwill resulting from the transaction amounted to $3.1 million.

On January 4, 2001, CGI closed the acquisition of Groupe-conseil CDL Inc. ("CDL"), a Montreal-based IT consulting firm specializing in the implementation of J.D. Edwards enterprise resource planning solutions. At the time of the acquisition, CDL had 45 employees and annual revenue of $6.4 million. CGI acquired CDL for a consideration of $4.9 million in cash and shares. As part of the transaction, CGI recorded goodwill of $4.0 million.

On January 9, 2001, CGI acquired all of the outstanding shares of Star Data Systems Inc. ("Star Data"), a Canadian-based provider of financial services with annual revenue, at the time of closing, of nearly $80 million. Star Data employed over 400 professionals and operated two primary business lines-information systems and wealth management solutions-and its clients included major Canadian financial institutions. The transaction was completed on the basis of 0.737 Class A subordinate share of CGI for each Star Data common share. As a result of the transaction, CGI issued 13.5 million Class A subordinate shares and recorded goodwill amounting to $73.1 million.

On January 12, 2001, CGI increased its equity ownership in Quebec-based IT consulting firm Conseillers en informatique d'affaires from 35.0% to 49.0%. In the course of this transaction, CGI issued 153,895 Class A subordinate shares and recorded goodwill totalling $2.8 million.

On February 1, 2001, CGI entered into a partnership with Loto-Quebec, which involved the creation of Nter Technologies, Limited Partnership ("Nter"). Nter offers products and services to the worldwide gaming industry, including the development and sale of IT solutions, consulting and management services. CGI acquired a 49.9% interest in Nter. At the time of the announcement, the two partners estimated that the venture would generate revenues of approximately $100 million over five years. CGI acquired its ownership position for a cash consideration of $5.0 million. As part of this transaction, CGI accounted for goodwill totalling $2.5 million.

On May 1, 2001, CGI signed a strategic, 10-year alliance worth an estimated value of $1.2 billion with leading Canadian financial services group Confederation des caisses populaires et d'economie Desjardins du Quebec. In the context of this agreement, CGI acquired the related assets, certain intellectual property rights and assumed liabilities of Confederation des caisses populaires et d'economie Desjardins du Quebec, used in data and micro-computing of Mouvement des caisses Desjardins ("Desjardins") operations. CGI also took over 450 Desjardins employees and two Montreal data centers and will manage Desjardins' data processing operations. CGI also agreed to join with Desjardins to market the client's banking solutions to financial institutions.

On May 31, 2001, CGI acquired California-based CyberBranch Corporation, an Internet and intranet provider of leading edge technology to credit unions across North America. The acquisition was paid for with a cash consideration of $1.5 million, plus future royalties. Goodwill from this transaction totalled $2.1 million.

On July 1, 2001, CGI completed the acquisition of Larochelle Gratton, a Quebec-based IT consulting firm, for a consideration of $4.7 million in cash and 516,352 Class A subordinate shares of CGI. At the time of the acquisition, Larochelle Gratton had annual revenue of $18.0 million and employed a staff of 200 employees. CGI recorded goodwill of $7.8 million as part of this transaction.

On July 27, 2001, CGI completed its merger with IMRglobal Corp. ("IMRglobal"), following the approval of the merger agreement by a majority of IMRglobal shareholders. As part of this transaction, CGI acquired all outstanding shares of common stock of IMRglobal, on the basis of 1.5974 Class A subordinate share of CGI for each share of IMRglobal common stock. As a result of the merger, CGI issued 70.8 million Class A subordinate shares and 8.4 million options to acquire Class A subordinate shares, for a total value of $552.8 million. Non-cash working capital items acquired included costs totalling $68.0 million of acquisition and integration liabilities incurred for professional fees and costs to exit and consolidate certain IMRglobal activities. CGI, as part of the preliminary price allocation, recorded goodwill of $578.5 million on this transaction which, under the new accounting standards effective July 1, 2001, is not amortized.

On August 7, 2001, CGI acquired Portugal-based LoyalTech, a consulting and systems integration firm specializing in customer relationship management solutions and e-business strategies, for a total consideration of $4.2 million. At the time of the acquisition, LoyalTech's sales run-rate totalled over $4 million. Goodwill resulting from this transaction totalled $4.2 million.

On August 27, 2001, CGI signed a joint venture agreement with the former management team of Toronto-based strategy and research firm Digital 4Sight, which involved the creation of a new management strategy and research firm to accelerate Digital 4Sight's expansion. CGI paid a consideration of $200,000 for its 51.0% interest, and recorded goodwill totalling that same amount.

On September 10, 2001, CGI acquired EPC Services Conseils Inc. ("EPC"), a Quebec-based IT consulting firm, for a consideration of $155,000.

Large Contracts
On January 4, 2001, CGI signed an outsourcing contract worth more than $119 million with UK-based financial services company Sun Life Financial ("Sun Life"). Under the terms of the contract, extending over a seven-year period, CGI has taken over Sun Life's Basingstoke, UK, data center and will run and support the client's IT infrastructure and desktops.

On January 22, 2001, CGI announced the 10-year extension and broadening of an IT outsourcing agreement with Interac Association, for an undisclosed amount.

On February 7, 2001, CGI signed a major multi-million pounds sterling contract with insurance industry leader Allianz, for the implementation of GIOS, CGI's insurance solution, in more than 20 countries around the world.

On April 5, 2001, CGI and UCAR International Inc. ("UCAR") signed a 10-year outsourcing contract valued at approximately US$75 million. Under the agreement, CGI will manage UCAR's data center services, networks, desktops, telecommunications and legacy systems by leveraging its cost efficient near-shore delivery model.

On June 14, 2001, CGI began operating the IT systems of Laurentian Bank of Canada ("Laurentian Bank"), as part of a $300.0 million, 10-year outsourcing contract with this client. The agreement covers areas such as project development, applications maintenance and evolution, operations support and automated banking machine support. The contract with Laurentian Bank was signed on June 4, 2001.

On October 1, 2001, CGI signed a US$380.0 million, strategic 10-year alliance with California-based Fireman's Fund Insurance Company ("Fireman"). As part of the agreement, CGI took over the client's Phoenix-based, state-of-the art data center and will provide Fireman with IT support services to some 80 locations across the US.

Organizational Change
On July 27, 2001, CGI announced the launch of a new business unit, responsible for providing business process services to CGI's worldwide client base. On the same date, CGI also announced organizational adjustments to better reflect the nature of the Company's operations. Based on these changes, the Company's operations are managed by three senior executives, namely Michael Roach, President, Canada and Europe, Satish Sanan, President, US and Asia Pacific, and Joseph Saliba, President, Business Process Services. All CGI global and corporate functions remain the same. This change in operations management will be reflected in the Company's accounting effective October 1, 2001.

Each unit is evaluated primarily on its revenue, operating earnings and net contribution (the latter being defined as earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill) by its respective President, who reports directly to the Chief Executive Officer.

Growth Strategy of the Company
The Company's growth strategy is comprised of four pillars, namely organic growth, large outsourcing contracts, acquisition of niche companies and large business acquisitions.

During the year, CGI signed several outsourcing contracts, with an aggregate value of $2.1 billion (excluding backlog from acquired companies), plus a US$380.0 million contract signed with Fireman effective October 1, 2001. Some of these negotiations had been ongoing since the latter part of fiscal 2000, but their signing had been delayed by the turn of the millennium.

Throughout fiscal 2001, the Company continued to acquire niche players in the IT services sector, which allowed it to enrich its vertical industry offering or complete its geographic coverage. The acquisition of these companies and the joint ventures represented the addition of approximately $160 million and $35 million in annual revenue, respectively (based on annualized revenue as at acquisition date).

In addition to the acquisition of these niche companies, CGI also pursued its large acquisition strategy. On July 27, 2001, CGI closed its merger agreement with IMRglobal, which provided it with significantly greater critical mass in the US and other international markets. For the six-month period ended June 30, 2001, representing its last two quarters as a publicly traded company, IMRglobal achieved revenue totalling approximately US$235 million on an annualized basis.

CGI continues to seek large business acquisitions and continues to focus on growing its presence in the US market. One main component of this growth is the Company's highly cost effective IT services delivery model, which allowed it to sign several IT outsourcing contracts during the year. CGI's flexible model allows it to serve its US clients using a combination of local (US), near-shore (Canadian) and offshore (Indian) operations. CGI is in a position to leverage its newly acquired Phoenix-based US data center, its network of Canadian infrastructure facilities, as well as its Bangalore and Mumbai applications development centers.

Performance Overview
Fiscal 2001 marked the twenty-fifth consecutive year of growth for CGI, as revenue totalled $1.58 billion, up from $1.44 billion in fiscal 2000 and $1.41 billion in fiscal 1999. Operating earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets totalled $229.6 million, compared with $171.7 million in fiscal 2000 and $214.3 million in 1999. Earnings before amortization of goodwill were $89.9 million ($0.30 per share basic and diluted), compared with $73.5 million ($0.27 per share basic and diluted) in fiscal 2000 and $99.9 million ($0.37 per share basic and diluted) in fiscal 1999. The year-over-year improvement in earnings before amortization of goodwill was 22.3%. Net earnings amounted to $62.8 million ($0.21 per share basic and diluted), compared with $55.7 million ($0.21 per share basic and $0.20 per share diluted) in fiscal 2000 and $83.8 million ($0.31 per share basic and diluted) in fiscal 1999. The net margin was 4.0%, compared with 3.9% one year ago and 5.9% in 1999.

In the fourth quarter, revenue was $469.0 million, compared with $320.1 million in the fourth quarter a year ago. Operating earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets totalled $72.6 million, compared with $24.8 million in the fourth quarter of fiscal 2000. Earnings before amortization of goodwill were $27.2 million ($0.08 per share basic and diluted), compared with $7.1 million ($0.03 per share basic and diluted) in fiscal 2000. Net earnings were $19.8 million ($0.06 per share basic and diluted), compared with $2.4 million ($0.01 per share basic and diluted) in the same quarter of fiscal 2000. The year-over-year improvement in earnings before amortization of goodwill was 283.1% while the improvement over the same period for net earnings was 725.0%.

The balance sheet remained strong at September 30, 2001, with $46.0 million in cash and cash equivalents, $1.48 billion in shareholders' equity and $40.3 million in long-term debt, related to bankers' acceptances and capital leases.

Seasonality
CGI's quarterly results reflect some seasonality, which in many years has been offset to some extent by the Company's growing outsourcing revenue, which is earned consistently on a monthly basis throughout the year. Seasonality in the fourth quarter of fiscal 2001 has increased marginally following the July 2001 acquisition of IMRglobal, whose business is mainly comprised of consulting and systems integration services.

Comparison of Operating Results for the Years Ended September 30, 2001, 2000 and 1999 Revenue
Revenue increased by 10.1% in fiscal 2001 to $1,581.3 million, following a marginal increase to $1,436.0 million in fiscal 2000, and a 90.2% increase to $1,409.5 million in fiscal 1999. In fiscal 2001, revenue growth was driven by business acquisitions.

Throughout the year, revenue growth from the US and international markets remained challenged. Completion in fiscal 2000 of a large international systems integration contract in Brazil also hindered internal growth.

These factors were more than compensated by CGI's dynamic two-fold acquisition strategy, aimed at acquiring niche IT companies as well as large players. In fiscal 2001, CGI acquired nine IT companies and took an equity position in four such entities, which together made a revenue contribution of $216.5 million in the year. CGI also acquired one large US-based company (IMRglobal), which added another $48.7 million to revenue in the two last months of fiscal 2001.

Throughout the year, CGI signed several large IT outsourcing contracts, which contributed significantly to its revenue growth. CGI benefited from a five-month contribution from its contract with Desjardins, three and a half month contribution from its agreement with Laurentian Bank, in addition to contracts with Allianz (effective February 7, 2001) and Sun Life (effective January 4,
2001), among others.

In fiscal 2000, the Company benefited from a 12-month contribution of its contract with Bell Mobility, as well as from its DRT Systems International and DRT Systems International L.P. (jointly, "DRT") acquisition, effective July 1, 1999. These revenue gains were partially offset by Bell Canada's reduction in IT budgets, compounded by an industry-wide slowdown in IT spending related to the Year 2000 phenomenon. The 90.2% increase in revenue in fiscal 1999 reflected the $4.5 billion, 10-year IT outsourcing contract with Bell Canada (through CGI's acquisition of Bell Sygma Telecom Solutions) and the acquisition of Bell Sygma International for the full year. The 1999 revenue increase also reflected the acquisition of Technologie Desjardins Laurentienne effective January 1, 1999.

In fiscal 2001, the revenue mix by geographic region was: Canada 77%, compared with 73% in fiscal 2000 and 81% in fiscal 1999; US 17%, compared with 15% in 2000 and 10% in 1999; and International 6%, compared with 12% in 2000 and 9% in 1999.

In fiscal 2001, the mix by type of service was 69% management of IT and business functions-or outsourcing, and 31% from consulting and systems integration. In fiscal 2000, the mix was 62% outsourcing and 38% systems integration and consulting. In fiscal 1999, these two sectors represented 72% and 28%, respectively.

Operating expenses
Costs of services, selling and administrative expenses amounted to $1,339.1 million in fiscal 2001 or 84.7% of revenue, compared with $1,254.4 million or 87.3% the previous year and $1,185.6 million or 84.1% of revenue in fiscal 1999. This reduction in the operating expense to revenue ratio in fiscal 2001 was achieved by lower overhead costs in the US and international units resulting from the improvements in the utilization of CGI's IT members, synergies from the integration of the business acquisitions and outsourcing contracts, the revenue contribution of IMRglobal and other acquired companies and, finally, the Company's participation in the Quebec government's refundable tax credits on salaries program which the Company benefits from as a result of its future relocation to E-Commerce Place.

Research expenses amounted to $12.6 million in fiscal 2001, up from $10.0 million in the previous fiscal year and $9.6 million in fiscal 1999. During 2001, CGI continued to invest in the $50.0 million Strategic Investment Program announced in fiscal 2000. The purpose of the program is to support client oriented initiatives, development of CGI's proprietary solutions and implementation of new technologies. CGI's efforts are aimed at assisting its clients in meeting their growing and diversified needs. In fiscal 2000, research expenses were related to the Web-enabling of CGI's capabilities and intellectual property. In 1999, research spending revolved around the development of solutions for the property and casualty insurance markets in Canada and the US.

Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets
Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets totalled $229.6 million, compared with $171.7 million in fiscal 2000 and $214.3 million in fiscal 1999. In fiscal 2001, CGI reported depreciation and amortization of fixed assets totalling $32.5 million, compared with $26.4 million in fiscal 2000 and $27.4 million in fiscal 1999. In fiscal 2001, amortization of fixed assets increased as a result of the acquisition of fixed assets related to the Desjardins contract, as well as other asset purchases acquired through the nine companies acquired, and the four joint ventures in which CGI acquired interests. In fiscal 2000, amortization of fixed assets was slightly lower than in fiscal 1999, due to the fact that some assets were fully amortized and given that only two companies were acquired. In fiscal 1999, amortization of fixed assets reflected the purchase of new assets resulting from business acquisitions.

Amortization of contract costs and other long-term assets totalled $33.5 million in fiscal 2001, up from $22.0 million in the previous year and $20.9 million in fiscal 1999. Amortization of contract costs and other long-term assets increased as a result of costs incurred for the delivery of large outsourcing contracts with Desjardins, Laurentian Bank, UCAR and Sun Life, among others. In fiscal 2000, the increase in amortization of contract costs and other long-term assets reflected the addition of licensing fees and other expenses incurred in the course of IT management contracts.

Interest
Interest on long-term debt increased to $4.2 million from $3.6 million in the previous year and $1.4 million in 1999. In fiscal 2001, interest expense was related mainly to a loan contracted in the course of a large outsourcing contract and an acquisition. In fiscal 2000, such expense stemmed from a full year of outstanding long-term debt relating to the acquisition of DRT. Fiscal 1999 interest expense was primarily related to the financing of the DRT acquisition over a period of three months.

Interest income amounted to $3.0 million, compared with $3.9 million in fiscal 2000 and $5.3 million in 1999. Interest income was related to investment of excess cash balances in short-term fixed income instruments.

Income taxes
The effective income tax rate before goodwill amortization was 44.5% in fiscal 2001, compared with 40.5% in 2000 and 41.2% in 1999. In fiscal 2001, the Company recorded additional valuation allowances relating to the tax benefit on losses incurred in the US and certain international operations.

Earnings before amortization of goodwill
Earnings before amortization of goodwill totalled $89.9 million ($0.30 per share basic and diluted) in fiscal 2001, compared with $73.5 million ($0.27 per share basic and diluted) in 2000 and $99.9 million ($0.37 per share basic and diluted) in 1999. CGI's increase in earnings before amortization of goodwill was driven by the Company's higher revenue stream resulting from new large IT outsourcing contracts and business acquisitions. However, earnings were negatively impacted by the Company's higher tax expense.

Amortization of goodwill
Amortization of goodwill, net of income taxes, increased to $27.1 million, from $17.9 million in fiscal 2000 and $16.1 million in 1999. The increase was mainly due to amortization of the goodwill from the companies acquired in fiscal 2001, and the goodwill resulting from the acquisition of APG Solutions & Technologies Inc. ("APG"), over a full 12-month period, compared with one month in fiscal 2000. Effective July 1, 2001, CGI has been applying Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Please refer to Note 2 to the Consolidated Financial Statements. Accordingly, CGI has not amortized goodwill related to the business acquisitions of IMRglobal, LoyalTech, Larochelle Gratton, EPC and Digital4Sight. Effective October 1, 2001, CGI will no longer record amortization of goodwill.

Net earnings
Net earnings increased 12.8% to $62.8 million ($0.21 per share basic and diluted), from $55.7 million ($0.21 per share basic and $0.20 per share diluted) in fiscal 2000 and $83.8 million ($0.31 per share basic and diluted) in fiscal 1999. The net margin was 4.0%, compared with 3.9% in fiscal 2000 and 5.9% in fiscal 1999.

The weighted average number of shares outstanding increased by 10.7% to 299,500,350, compared with a 0.9% increase to 270,442,354 in fiscal 2000 and 14.2% increase to 267,969,082 in fiscal 1999, adjusted for two-for-one share splits in January 2000. In fiscal 2001, the increase in the weighted number of shares outstanding resulted from the issue of 70,753,841 shares for the acquisition of IMRglobal on July 27, 2001, the issue of 5,953,248 shares on August 14, 2001 for the exercise of preemptive rights of Serge Godin and Andre Imbeau in the course of the IMRglobal transaction, and the issue of 15,081,337 shares in consideration for the business acquisitions outlined in Note 9 to the Consolidated Financial Statements.

On October 1, 2000, the Company adopted the new recommendations of the CICA Handbook Section 3500, Earnings per share. Under the revised Section 3500, the treasury stock method is used instead of the imputed earnings approach for determining the dilutive effect of options and warrants issued. In addition, the section requires that a reconciliation of the numerator and denominator be disclosed (see Notes 2 and 7 to the Consolidated Financial Statements).

In accordance with US generally accepted accounting principles ("GAAP"), net earnings were $46.2 million ($0.15 per share basic and diluted) in fiscal 2001, $53.9 million ($0.20 per share basic and diluted) in fiscal 2000 and $86.1 million ($0.32 per share basic and diluted) in fiscal 1999. Differences between Canadian GAAP and US GAAP arise mainly from the difference in the accounting treatment of warrants issued, as well as the method used for integration costs recognition.

Liquidity and financial resources
CGI concluded fiscal 2001 with a strong balance sheet and cash position which, together with its available credit facility, is sufficient to support the Company's organic growth strategy. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities. In fiscal 2001, the Company renewed the $250.0 million revolving credit facility arranged in 1999 with four Canadian chartered banks. The credit facility is available for business acquisitions, for general working capital purposes and can be locked into a three-year term at the Company's initiative. At the close of fiscal 2001, the total credit facilities available amounted to $225.2 million.

Operating cash flow before changes in non-cash operating working capital items was $194.2 million ($0.65 per share basic) in fiscal 2001, compared with $126.3 million in fiscal 2000 ($0.47 per share basic) and $162.0 million ($0.60 per share basic) in fiscal 1999. When adjusted for changes in non-cash operating working capital items, the operating cash flow was $174.0 million, compared with $67.6 million in fiscal 2000 and $76.5 million in 1999. The change in the operating cash flow reflected the $7.1 million increase (12.8%) in net earnings, as well as higher depreciation and amortization expenses and future income taxes.

Changes in non-cash operating working capital items, which excludes business acquisitions described in Note 9 to the Consolidated Financial Statements, reflected an increase in accounts receivable and work in progress, which resulted from the increased business volumes, business acquisitions and major outsourcing contracts signed during the year. Accounts payable and accrued liabilities increased in the normal course of business. Deferred revenue increased due to the billing in advance on new outsourcing contracts as well as a general increase related to other outsourcing contracts. In fiscal 2000, the change in non-cash working capital items reflected mainly a decrease in accounts payable and accrued liabilities related to the decrease in the operating expenses on a quarter-over-quarter basis.

Net cash used for financing activities amounted to $15.8 million, from $11.2 million in fiscal 2000 while $41.5 million was provided by financing activities in fiscal 1999. The $65.0 million of debt repayment during fiscal 2001 was related to the reimbursement of outstanding long-term debt of acquired companies (mostly Star Data and IMRglobal). Also, during fiscal 2001 the Company repaid, on its credit facility, an amount of $5.0 million over and above the sums drawn during the year.

In fiscal 2001, the issuance of shares provided $54.2 million to the cash balance, compared with $10.9 million in the previous year. This resulted primarily from the exercise of preemptive rights by two majority shareholders of the Company pursuant to the IMRglobal merger, as well as from the exercise of options.

Net cash used for investing activities totalled $157.8 million, up from $50.3 million in fiscal 2000. Business acquisitions increased to $86.4 million, up from $18.4 million in fiscal 2000, reflecting the Company's 10 business acquisitions and four joint venture investments completed in fiscal 2001, compared with two business acquisitions in fiscal 2000 (for a complete description of business acquisitions, please refer to the section entitled "Business Acquisitions" on page 2). The purchase of fixed assets totalled $24.0 million, compared with $18.1 million in fiscal 2000. The increase reflected improvements that were carried out on Star Data's infrastructure and other assets which were also acquired in the normal course of business.

Contract costs and other long-term assets include costs incurred as part of outsourcing contracts signed during the year, including those with Desjardins, Laurentian Bank, Sun Life and UCAR.

The net decrease in cash position amounted to $3.3 million, compared with a net increase of $7.1 million in fiscal 2000, and a net decrease of $79.2 million in fiscal 1999.

Accounting changes
Effective July 1, 2001, CGI has been applying CICA Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. The standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and other intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards. Please refer to Note 2 to the Consolidated Financial Statements.

Balance Sheet-Fiscal Year-Ends 2001 and 2000
Assets totalled $2,062.8 million at the end of fiscal 2001, compared with $928.6 million at September 30, 2000, representing an increase of 122.2%. All asset items increased over the previous fiscal year, the major item being goodwill, which increased by $718.9 million (181.6%) to $1,114.8 million, from $395.9 million in fiscal 2000 due to goodwill resulting from the 10 business acquisitions and four joint venture investments completed during the year. This $718.9 million increase also includes $578.5 million of goodwill from the acquisition of IMRglobal.

Fiscal 2001 accounts receivable include the Quebec government's E-Commerce Place tax credits on salaries which the Company has been accounting for since the third quarter of fiscal 2000. Such credits were excluded from the calculation of the Company's collection period for accounts receivable and work in progress (days-sales outstanding or DSOs), which amounted to 72 days, compared with 75 days in fiscal 2000. Excluding the impact on DSOs of the IMRglobal acquisition, DSOs for CGI would have totalled 65 days as at September 30, 2001. This difference is due to the fact that IMRglobal's revenue stream was accounted for over a period of only two months. In fiscal 2000, the DSOs reflected the closing of the APG shortly before the end of the fiscal year.

Fixed assets increased to $123.4 million, up from $58.9 million in fiscal 2000. The increase was primarily a result of assets acquired through business acquisitions and large outsourcing contracts. Four buildings, located in Clearwater (two), Mumbai and New Delhi and worth $23.4 million were acquired through the merger agreement with IMRglobal.

Contract costs and other long-term assets are related to large outsourcing contracts and include certain integration costs as well as incentives and warrants granted to clients to encourage the use of IT services from CGI. These contracts include conditions for early termination such that any unamortized amount would be refundable to CGI upon termination.

Accounts payable and accrued liabilities totalled $315.9 million, up 121.3% from the amount of $142.8 million recorded in fiscal 2000, primarly due to 10 business acquisitions and four joint venture investments. The transaction with IMRglobal also resulted in an addition of $53.1 million in accounts payable, as at September 30, 2001.

Deferred revenue totalled $85.2 million, up from $33.2 million in fiscal 2000. The current liability is comprised mostly of billing revenue, related to certain outsourcing contracts, which has been paid prior to the delivery of services. This increase is consistent with the greater number and larger value of outsourcing contracts signed during fiscal 2001.

CGI's long-term debt decreased by 7.1% to $40.3 million as at September 30, 2001, compared with $43.4 million one year prior. This is the result of a net repayment of $5.0 million on its credit facility line, partially offset by additional capital leases.

Deferred credits are primarily comprised of unused portion of discounts granted under the terms of the contracts entered into with Desjardins and Laurentian Bank.

Risks and Uncertainties
While management is optimistic about the Company's long-term prospects, the following risks and uncertainties should be considered in evaluating CGI's potential.

The competition for contracts-CGI has a highly disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company's high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI's high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI's critical mass and end-to-end IT services have qualified it to make proposals on large IT services contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts-The average sales cycle for large outsourcing contracts typically ranges from six to 18 months. In the second half of fiscal 2001, however, CGI witnessed a shortening of the sales cycle and, in some cases, signing of outsourcing contracts only a few months after issuance of requests for proposals.

Foreign currency risk-The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a hedging strategy to protect it, to the extent possible, against foreign currency exposure.

Business mix variations-Following the merger with IMRglobal, the greater proportion of consulting and systems integration services in CGI's business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI's efforts are aimed at developing IMRglobal's capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

The availability and cost of qualified IT professionals-The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, CGI is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients-The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company's disciplined approach to management, largely based on its ISO

9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at the end of fiscal 2001, the vast majority of CGI's operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends-CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients.
The Company achieves the aforementioned through: its specialization in six targeted economic sectors, its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners, its development of proprietary IT solutions to meet the needs of clients, regular training and sharing of professional expertise across its network of offices, and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions-With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI's total revenue.

Potential liability if contracts are not successfully carried out-CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Outlook
CGI expects to post solid growth in fiscal 2002. The Company's strategy will continue to be based on its four pillars of growth, namely organic, growth through large outsourcing contracts, and growth through the acquisition of niche players and large companies.

CGI will continue to leverage its unique and highly flexible outsourcing delivery model in order to secure a growing number of large outsourcing contracts in the US market. As CGI successfuly completes the integration of IMRglobal, it expects to gradually migrate IMRglobal's business model away from consulting and systems integration, to focus more on providing end-to-end IT outsourcing services.

There is growing demand for IT services outsourcing in CGI's markets in general, and particularly in North America. In a slowing economic environment, more and more companies recognize the value of outsourcing their IT services in order to reduce their cost base while using IT to further enhance their competitive position.

Also, CGI's solid balance sheet with a strong liquidity position enables it to capitalize on acquisition opportunities and is an important strength when bidding on large contracts. CGI maintains a conservative approach to financial management.

Forward-looking statements
All statements contained in the Annual Report of CGI Group Inc., or in any document filed by the Company with the U.S. Securities and Exchange Commission ("SEC"), or in
any other written or oral communication by or on behalf of the Company, that do not directly and exclusively relate to historical facts, constitute
"forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent the intentions, plans, expectations and beliefs of CGI Group Inc. and no assurance can be given that the results described in such statements will be achieved.

The Annual Report may contain forward-looking statements that involve a number of risks and uncertainties including statements regarding the outlook for the Company's business and results of operations. There are a number of factors that could cause such actual results to differ materially from those indicated. Such factors include, without limitation, the various factors set forth in the Management's Discussion and Analysis of Financial Position and Results of Operations of this report under "Risks and Uncertainties", or Form 40F filed with the SEC, which important factors are included here by reference.

CGI   disclaims   any   intention  or   obligation   to  update  or  revise  any
forward-looking statements, whether as a result of new information, future events or otherwise.

                      Consolidated Financial Statements of

                                 CGI GROUP INC.

                       September 30, 2001, 2000 and 1999

CGI GROUP INC.
Table of contents
--------------------------------------------------------------------------------



Auditors' Report...............................................................1


Consolidated Statements of Earnings............................................2


Consolidated Statements of Retained Earnings...................................3


Consolidated Balance Sheets....................................................4


Consolidated Statements of Cash Flows..........................................5


Notes to the Consolidated Financial Statements..............................6-35

Samson Belair/Deloitte & Touche, S.E.N.C.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4113
www.deloitte.ca






Auditors' Report


To the Shareholders of
CGI Group Inc.

We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2001 and 2000 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2001 in accordance with Canadian generally accepted accounting principles.





"Signed"
Samson Belair Deloitte & Touche
Chartered Accountants

Montreal, Quebec
November 5, 2001

CGI GROUP INC.
Consolidated Statements of Earnings
years ended September 30
(in thousands of Canadian dollars, except per share amounts)
-------------------------------------------------------------------------------------------------------------------
                                                                   2001               2000               1999
-------------------------------------------------------------------------------------------------------------------
                                                                     $                  $                  $

Revenue                                                          1,581,315          1,436,008           1,409,458
-------------------------------------------------------------------------------------------------------------------

Operating expenses
    Costs of services, selling and administrative
        expenses                                                 1,339,110          1,254,351           1,185,563
    Research                                                        12,585              9,960               9,618
-------------------------------------------------------------------------------------------------------------------
                                                                 1,351,695          1,264,311           1,195,181
-------------------------------------------------------------------------------------------------------------------
Operating earnings before:                                         229,620            171,697             214,277
-------------------------------------------------------------------------------------------------------------------

    Depreciation and amortization of fixed assets                   32,536             26,387              27,415
    Amortization of contract costs and other
        long-term assets                                            33,460             21,991              20,876
-------------------------------------------------------------------------------------------------------------------
                                                                    65,996             48,378              48,291
-------------------------------------------------------------------------------------------------------------------
Earnings before the following items                                163,624            123,319             165,986
-------------------------------------------------------------------------------------------------------------------

Interest
    Long-term debt                                                   4,206              3,624               1,389
    Other                                                              335                130                 120
    Income                                                          (2,999)            (3,898)             (5,310)
-------------------------------------------------------------------------------------------------------------------
                                                                     1,542               (144)             (3,801)
-------------------------------------------------------------------------------------------------------------------

Earnings before income taxes, entity subject to
    significant influence and amortization of goodwill             162,082            123,463             169,787
Income taxes (Note 8)                                               72,165             49,985              69,943
-------------------------------------------------------------------------------------------------------------------
Earnings before entity subject to significant influence
    and amortization of goodwill                                    89,917             73,478              99,844
Entity subject to significant influence                                  7                 64                  62
-------------------------------------------------------------------------------------------------------------------
Earnings before amortization of goodwill                            89,924             73,542              99,906
Amortization of goodwill, net of income taxes                       27,135             17,876              16,090
-------------------------------------------------------------------------------------------------------------------
Net earnings                                                        62,789             55,666              83,816
-------------------------------------------------------------------------------------------------------------------

Weighted average number of outstanding Class A
    subordinate shares and Class B shares                      299,500,350        270,442,354         267,969,082
-------------------------------------------------------------------------------------------------------------------

Earnings before amortization of goodwill per share                    0.30                0.27               0.37
-------------------------------------------------------------------------------------------------------------------

Basic earnings per share                                              0.21                0.21               0.31
-------------------------------------------------------------------------------------------------------------------

Diluted earnings per share                                            0.21                0.20               0.31
-------------------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements.

CGI GROUP INC.
Consolidated Statements of Retained Earnings
years ended September 30
(in thousands of Canadian dollars)
-------------------------------------------------------------------------------------------------------------------
                                                                   2001               2000               1999
-------------------------------------------------------------------------------------------------------------------
                                                                     $                  $                  $


Retained earnings, beginning of year,
    as previously reported                                         183,156            139,080              55,264
Adjustment for change in accounting policy (Note 2)                      -            (11,590)                  -
-------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of year, as restated                  183,156            127,490              55,264
Net earnings                                                        62,789             55,666              83,816
-------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                     245,945            183,156             139,080
-------------------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements.

CGI GROUP INC.
Consolidated Balance Sheets
as at September 30
(in thousands of Canadian dollars)
-------------------------------------------------------------------------------------------------------------------
                                                                                          2001             2000
-------------------------------------------------------------------------------------------------------------------
                                                                                            $                $

Assets
Current assets
    Cash and cash equivalents                                                             46,008           49,341
    Accounts receivable (Note 3)                                                         320,667          218,938
    Income taxes                                                                             979            2,733
    Work in progress                                                                      84,838           56,799
    Prepaid expenses and other current assets                                             48,931           19,442
    Future income taxes (Note 8)                                                          17,998            7,052
-------------------------------------------------------------------------------------------------------------------
                                                                                         519,421          354,305

Investment in an entity subject to significant influence                                       -            1,261
Fixed assets (Note 4)                                                                    123,391           58,900
Contract costs and other long-term assets (Note 5)                                       272,403           93,716
Future income taxes (Note 8)                                                              32,785           24,470
Goodwill                                                                               1,114,793          395,903
-------------------------------------------------------------------------------------------------------------------
                                                                                       2,062,793          928,555
-------------------------------------------------------------------------------------------------------------------

Liabilities
Current liabilities
    Accounts payable and accrued liabilities                                             315,902          142,754
    Deferred revenue                                                                      85,163           33,194
    Future income taxes (Note 8)                                                          21,013            7,963
    Current portion of long-term debt (Note 6)                                             7,528            5,770
-------------------------------------------------------------------------------------------------------------------
                                                                                         429,606          189,681

Future income taxes (Note 8)                                                              43,705           23,929
Long-term debt (Note 6)                                                                   32,752           37,644
Deferred credits                                                                          74,813                -
-------------------------------------------------------------------------------------------------------------------
                                                                                         580,876          251,254
-------------------------------------------------------------------------------------------------------------------

Shareholders' equity
    Capital stock (Note 7)                                                             1,213,542          491,807
    Contributed surplus                                                                      211              211
    Warrants (Note 7)                                                                     19,655                -
    Retained earnings                                                                    245,945          183,156
    Foreign currency translation adjustment                                                2,564            2,127
-------------------------------------------------------------------------------------------------------------------
                                                                                       1,481,917          677,301
-------------------------------------------------------------------------------------------------------------------
                                                                                       2,062,793          928,555
-------------------------------------------------------------------------------------------------------------------

See Notes to the Consolidated Financial Statements.

Approved by the Board


"Signed" Serge Godin, ...............................Director


"Signed" Andre Imbeau,...............................Director

CGI GROUP INC.
Consolidated Statements of Cash Flows
years ended September 30
(in thousands of Canadian dollars)
-------------------------------------------------------------------------------------------------------------------
                                                                   2001               2000               1999
-------------------------------------------------------------------------------------------------------------------
                                                                     $                  $                  $

Operating activities
    Net earnings                                                    62,789             55,666              83,816
    Adjustments for:
        Depreciation and amortization of fixed assets               32,536             26,387              27,415
        Loss (gain) on disposal of fixed assets                          -              1,454                (135)
        Amortization of contract costs and other
           long-term assets                                         33,460             21,991              20,876
        Amortization of goodwill                                    28,586             19,153              16,584
        Future income taxes                                         32,589              2,214              12,364
        Foreign exchange loss (gain)                                 4,213               (497)                988
        Entity subject to significant influence                         (7)               (64)                (62)
        Other                                                            -                  -                 190
-------------------------------------------------------------------------------------------------------------------
                                                                   194,166            126,304             162,036
-------------------------------------------------------------------------------------------------------------------

    Changes in non-cash operating working capital items:
        Accounts receivable                                        (33,786)            17,206             (10,229)
        Work in progress                                           (12,277)            31,725             (56,552)
        Prepaid expenses and other current assets                     (556)            (5,486)             (1,389)
        Accounts payable and accrued liabilities                     2,073            (92,027)            (10,998)
        Income taxes                                                  (559)           (13,647)            (16,218)
        Deferred revenue                                            24,941              3,475               9,860
-------------------------------------------------------------------------------------------------------------------
                                                                   (20,164)           (58,754)            (85,526)
-------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                              174,002             67,550              76,510
-------------------------------------------------------------------------------------------------------------------

Financing activities
    Net variation of credit facility                                (5,000)           (16,200)             46,200
    Reduction of other long-term debts                             (65,027)            (5,907)             (9,670)
    Issuance of shares                                              54,206             10,931               4,992
-------------------------------------------------------------------------------------------------------------------
Cash (used for) provided by financing activities                   (15,821)           (11,176)             41,522
-------------------------------------------------------------------------------------------------------------------

Investing activities
    Business acquisitions (net of cash) (Note 9)                   (86,393)           (18,395)           (119,106)
    Investment in an entity subject to significant influence             -               (514)                  -
    Purchase of fixed assets                                       (23,993)           (18,090)            (20,678)
    Proceeds from sale of fixed assets                               1,270                845               2,201
    Contract costs and other long-term assets                      (48,635)           (14,177)            (58,884)
-------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                (157,751)           (50,331)           (196,467)
-------------------------------------------------------------------------------------------------------------------

Foreign exchange (loss) gain on cash held
    in foreign currencies                                           (3,763)             1,069                (754)
-------------------------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents                (3,333)             7,112             (79,189)
Cash and cash equivalents at beginning of year                      49,341             42,229             121,418
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            46,008             49,341              42,229
-------------------------------------------------------------------------------------------------------------------

Supplementary cash flow information (Note 11)

See Notes to the Consolidated Financial Statements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

1.      Description of business

        CGI Group Inc. (the "Company" or "CGI"), directly or through its subsidiaries, provides a full range of information technology ("IT") services including management of IT and business functions, systems integration and consulting. The Company's primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

2.      Summary of significant accounting policies

        Preparation of Consolidated Financial Statements

        The Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 16.

        Use of estimates

        The preparation of the Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

        Principles of consolidation

        The financial statements of entities controlled by the Company are consolidated; entities jointly controlled by the Company, referred to as joint ventures, are accounted for using the proportionate consolidation method; the associated company, which the Company had the ability to significantly influence, was accounted for using the equity method.

        Revenue recognition and work in progress

        The Company provides professional services under level-of-effort, cost-based and fixed-price contracts. Under level-of-effort contracts, revenue is recorded as services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. Revenue from fixed-price contracts is recorded using the percentage-of-completion method, whereby revenue and profit are based on a ratio of costs incurred to total estimated costs of the project. Work in progress is valued at estimated net realizable value. Deferred revenue principally represents billings to customers in excess of work in progress. Losses, if any, on long-term contracts are recognized during the period they are determined.

        Revenue from the sale of software licences is recognized when the product is delivered to the client and when no significant vendor obligations remain and the collection of the receivable is reasonably assured. Where license agreements include multiple elements, revenue from sale of licenses is recognized on the same basis provided the services do not include significant customization or modification of the base product and the payment terms for licenses are not subject to acceptance criteria. If an acceptance period is stipulated, revenue is recognized upon the earlier of client acceptance or expiration of the acceptance period. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

2.      Summary of significant accounting policies (cont'd)

        Cash and cash equivalents

        Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

        Depreciation and amortization

        Fixed assets are recorded at cost and are depreciated and amortized over their estimated useful lives, using principally the straight-line method. The annual depreciation and amortization periods by fixed asset category are as follows:

             Buildings                                            10 to 40 years
             Leasehold improvements      Term of lease plus first renewal option
             Furniture and fixtures                                 3 to10 years
             Computer equipment                                     3 to 5 years
             Software                                               1 to 5 years

        Contract costs and other long-term assets

        Contract costs and other long-term assets include contract costs, costs of software acquired and developed as well as costs of software licences and other.

        Contract costs are incurred in the course of IT management contracts obtained by the Company for periods varying from two to 10 years. These expenses are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

        a) Value assigned to a specific long-term outsourcing contract entered into by an acquired company;

        b) Integration costs incurred on large outsourcing contracts as well as incentives granted to clients upon the signature of long-term outsourcing contracts. The unamortized remaining balance would be refundable upon early termination of contracts, if any.

        Costs of software acquired and developed include software specifically designed or acquired to provide long-term outsourcing contracts to clients or groups of clients. Costs of software developed are capitalized only after technological feasibility is established. Costs of software acquired and developed are recorded at cost and amortized on a straight-line basis over their respective estimated useful lives.

        Goodwill

        Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. Goodwill is amortized on a straight-line basis over its expected useful life of 20 years.

        For business combinations recorded after June 30, 2001, the Company did not amortize the resulting goodwill created, consistent with transition recommendations of the Canadian Institute of Chartered Accountants ("CICA") contained in Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. In addition, see "Future accounting changes", discussed below.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

2.      Summary of significant accounting policies (cont'd)

        Impairment of long-lived assets

        The Company evaluates the carrying value of its long-lived assets, including goodwill, on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. See "Future accounting changes", discussed below, relating to goodwill and other intangible assets.

        Deferred credits

        Deferred  credits  principally  comprise the unused portion of discounts
        granted  by  the  Company  to  customers  under  long-term   outsourcing
        contracts.

        Stock option plan

        The Company has a stock option  compensation plan, which is described in
        Note 7. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

        In connection with a business acquisition where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded $16,519,000 as capital stock representing the fair value of outstanding vested stock options of the acquiree at the acquisition date (see Notes 7 and 9).

        Research

        Research expenses are charged to earnings in the year they are incurred, net of related investment tax credits.

        Income taxes

        On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, Income taxes, which replaced the deferral method with the liability method of tax allocation. The Company applied the recommendations retroactively without restating prior years.

        Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

2.      Summary of significant accounting policies (cont'd)

        Income taxes (cont'd)

        The change had the following cumulative effect on the October 1, 1999 accounts:

                                                     Increase         Decrease
                                                  ------------------------------
                                                         $                $

        Retained earnings                                               11,590
        Goodwill                                                        16,869
        Current future income tax assets                9,060
        Long-term future income tax assets              4,722
        Current future income tax liabilities              15
        Long-term future income tax liabilities         8,488

        Translation of foreign currencies

        Accordingly, self-sustaining subsidiaries are accounted for using the current-rate method. Assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the year. Resulting unrealized gains or losses are accumulated and reported as translation adjustments in shareholders' equity.

        The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

        Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Other unrealized translation gains and losses are reflected in net earnings.

        Earnings per share

        The Company adopted the recommendations of CICA Handbook Section 3500, Earnings per Share ("EPS"), effective October 1, 2000. The revised section requires the use of the treasury stock method to compute the dilutive effect of potential common shares. Basic and diluted EPS figures for each of the years presented are computed using the treasury stock method.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

2.      Summary of significant accounting policies (cont'd)

        Future accounting changes

        The CICA recently issued Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment will be charged to opening retained earnings. The Company will adopt these sections effective October 1, 2001. The Company is currently evaluating the impact of the adoption of the new standards, including the transitional impairment test, and therefore has not yet assessed their effect on the Company's future consolidated net earnings and financial position.

3.      Accounts receivable
                                                      2001             2000
                                                 ------------------------------
                                                        $                $

        Trade                                        257,669          202,108
        Other (1)                                     62,998           16,830
        -----------------------------------------------------------------------
                                                     320,667          218,938
        -----------------------------------------------------------------------

        (1) Other accounts receivable include refundable tax credits on salaries, calculated at the rate of 25% on salaries paid in Quebec, for a maximum of $10,000 a year per eligible employee. The Company became eligible to receive these tax credits starting May 11, 2000, upon its commitment to relocate to the E-Commerce Place. Accordingly, other accounts receivable, as at September 30, 2001 and 2000, include, respectively, approximately $32,513,000 and $7,800,000 in refundable tax credits on salaries. Should the Company fail to relocate or meet other significant obligations required under the current tax credits on salaries program, any tax credits received would have to be refunded to the Quebec government. Any refund made by the Company would be charged to earnings in the corresponding period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

4.      Fixed assets

                                                                    2001
                                              ----------------------------------------------
                                                                 Accumulated
                                                                depreciation
                                                                    and            Net book
                                                   Cost         amortization         value
                                              --------------    ------------      ----------
                                                      $                $               $

        Land                                         4,191                -            4,191
        Buildings                                   23,397              167           23,230
        Leasehold improvements                      30,572            6,033           24,539
        Furniture and fixtures                      30,411           12,884           17,527
        Computer equipment                         112,276           70,140           42,136
        Software                                    24,496           12,728           11,768
        --------------------------------------------------------------------------------------
                                                   225,343          101,952          123,391
        --------------------------------------------------------------------------------------


                                                                    2000
                                              ----------------------------------------------
                                                                 Accumulated
                                                                depreciation
                                                                    and            Net book
                                                   Cost         amortization         value
                                              --------------    ------------      ----------
                                                      $                $               $

        Leasehold improvements                      25,887            5,917           19,970
        Furniture and fixtures                      24,260           11,569           12,691
        Computer equipment                          72,886           52,002           20,884
        Software                                    15,516           10,161            5,355
        --------------------------------------------------------------------------------------
                                                   138,549           79,649           58,900
        --------------------------------------------------------------------------------------

        Fixed assets include assets acquired under capital leases totalling $11,368,000 ($10,549,000 in 2000), net of accumulated depreciation and amortization of $27,301,000 ($7,981,000 in 2000).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

5.      Contract costs and other long-term assets

                                                                     2001
                                              ------------------------------------------------
                                                                Accumulated         Net book
                                                   Cost         amortization         value
                                              --------------    ---------------  -------------
                                                      $                $               $

        Contract costs                             205,195           23,152          182,043
        Software acquired and developed             65,988           11,484           54,504
        Software licences and other                 74,094           38,238           35,856
        --------------------------------------------------------------------------------------
                                                   345,277           72,874          272,403
        --------------------------------------------------------------------------------------


                                                                     2000
                                              ------------------------------------------------
                                                                Accumulated         Net book
                                                   Cost         amortization         value
                                              --------------    ---------------  -------------
                                                      $                $               $

        Contract costs                              58,719            5,414           53,305
        Software acquired and developed             42,540            7,855           34,685
        Software licences and other                 34,988           29,262            5,726
        --------------------------------------------------------------------------------------
                                                   136,247           42,531           93,716
        --------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

6.      Long-term debt

                                                                                          2001             2000
                                                                                     ------------------------------
                                                                                            $                $
        Unsecured  revolving  credit  facility,  bearing  interest  at  bankers'
           acceptance rate plus 0.375% with no principal
           payments before 2005 (1)                                                       25,000           30,000

        Obligations under capital leases,  bearing  interest at various interest rates  varying from 5.7% to 14.7% and  repayable  in blended  monthly instalments maturing at
           various dates until 2006                                                       14,901           12,777

        Other secured and unsecured loans, without interest,
           repayable in 2002                                                                 379              637
        -----------------------------------------------------------------------------------------------------------
                                                                                          40,280           43,414

        Current portion                                                                    7,528            5,770
        -----------------------------------------------------------------------------------------------------------
                                                                                          32,752           37,644
        -----------------------------------------------------------------------------------------------------------

        (1) An amount of $199,050,000 is available under the terms of this unsecured revolving credit facility. In addition to this revolving credit facility, the Company also has available lines of credit totalling $28,750,000 under which approximately $2,550,000 have been used to cover letters of credit issued for contracts with major outsourcing and systems integration clients.

        Principal repayments on long-term debt over the next five years are as follows:

                                               $

                   2002                          379
                   2003                            -
                   2004                            -
                   2005                       25,000
                   2006                            -

        Minimum capital lease payments are as follows:

                                                      Payment         Interest        Principal
                                                         $                $               $

        2002                                            8,107              958            7,149
        2003                                            4,280              503            3,777
        2004                                            3,341              169            3,172
        2005                                              795               53              742
        2006                                               75               14               61
        -----------------------------------------------------------------------------------------
        Total minimum capital lease payments           16,598            1,697           14,901
        -----------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

7.      Capital stock

        Authorized, an unlimited number without par value:

           First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

           Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

           Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

           Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

                                                                   2001             2000
                                                              ------------------------------
                                                                     $                $

        Issued and paid
             327,032,717  Class A subordinate shares
                          (240,755,667 in 2000)                 1,159,337          490,645
              40,799,774  Class B shares
                          (34,846,526 in 2000)                     54,205            1,162
        ------------------------------------------------------------------------------------
                                                                1,213,542          491,807
        ------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

7.     Capital stock (cont'd)

       For 2001, 2000 and 1999 and after giving retroactive effect to the subdivision of the Company's shares that occurred on January 7, 2000, the Class A subordinate shares, Class B shares and first preferred shares changed as follows:

                                                  Class A subordinate
                                                        shares                            Class B shares
                                              Number             Amount              Number             Amount
        -----------------------------------------------------------------------------------------------------------
                                                                    $                                      $

        Balance at September 30,
           1999                            232,097,696             418,624         34,773,652                 148
        Options exercised                    1,790,278               4,992                  -                   -
        -----------------------------------------------------------------------------------------------------------
        Balance at September 30,
           1999                            233,887,974             423,616         34,773,652                 148
        Issued for cash                        287,914               4,003                  -                   -
        Issued as consideration for
           business acquisitions
           (Note 9)                          5,626,369              57,112                  -                   -
        Options exercised                      953,410               5,914             72,874               1,014
        -----------------------------------------------------------------------------------------------------------
        Balance at September 30,
           2000                            240,755,667             490,645         34,846,526               1,162
        Issued for cash                              -                   -          5,953,248              53,043
        Issued as consideration for
           business acquisitions
           (Note 9)                         85,835,178             651,010                  -                   -
        Fair value of outstanding
           vested stock options
           issued as consideration
           for business acquisition
           (Notes 2 and 9)                           -              16,519                  -                   -
        Options exercised                      441,872               1,163                  -                   -
        -----------------------------------------------------------------------------------------------------------
        Balance at September 30,
           2001                            327,032,717           1,159,337         40,799,774              54,205
        -----------------------------------------------------------------------------------------------------------

        Stock option plan

        Under a Stock option plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death. Options for 36,709,965 Class A subordinate shares have been reserved for issuance under the stock option plan.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

7.      Capital stock (cont'd)

        Stock option plan (cont'd)

        The following table presents information concerning all stock options granted to certain employees and directors by the Company for the years ended September 30:

                                          2001                        2000                       1999
        -----------------------------------------------------------------------------------------------------------
                                               Weighted                      Weighted                   Weighted
                                                average                       average                    average
                                  Number    exercise price    Number      exercise price   Number    exercise price
                                of options     per share    of options       per share   of options     per share
        -----------------------------------------------------------------------------------------------------------
                                                   $                             $                          $

        Outstanding, beginning
         of year                 6,413,181        11.46       4,996,414        8.23       5,497,696        4.85

        Granted                 11,705,381         8.89       2,565,594       15.93       1,415,980       14.65
        Granted as consideration
         for business
           acquisition (Note 9)  8,424,502        12.27               -           -               -           -
        Exercised                 (441,872)        2.63      (1,026,284)       6.75      (1,790,278)       2.79
        Forfeited and expired     (815,889)       13.90        (122,543)      13.21        (126,984)       9.91
        -----------------------------------------------------------------------------------------------------------
        Outstanding, end
         of year                25,285,303        10.61       6,413,181       11.46       4,996,414        8.23
        -----------------------------------------------------------------------------------------------------------

        The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company at September 30, 2001:

                                        Options outstanding                              Options exercisable
        -----------------------------------------------------------------------------------------------------------
                                    Weighted                                      |
                                     average                                      |
                                                    remaining         Weighted    |                     Weighted
                Range of            Number         contractual         average    |    Number            average
             exercise price       outstanding     life (years)     exercise price |  exercisable     exercise price
        --------------------------------------------------------------------------|--------------------------------
                    $                                                     $       |                         $
                                                                                  |
             0.05 to 2.97           707,941              3              1.42      |     704,747            1.41
             3.15 to 5.75         2,596,269              5              4.49      |   1,631,840            5.22
             5.87 to 8.99        10,340,369             10              8.50      |     604,471            6.71
            9.03 to 13.59         6,179,529              8             10.59      |   1,839,806           11.32
           14.00 to 16.86         3,031,794              8             15.71      |   1,905,645           15.57
           17.30 to 23.90         1,916,733              7             19.70      |   1,077,192           19.57
           24.51 to 29.16           127,216              8             27.98      |      46,834           27.38
           31.38 to 36.73           385,452              7             34.71      |     327,467           35.30
        --------------------------------------------------------------------------|--------------------------------
                                 25,285,303              7             10.61      |   8,138,002           12.04
        -----------------------------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

7.      Capital stock (cont'd)

        Warrants

        In connection with the signing of a strategic outsourcing contract and of a business acquisition (see Note 9), the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contracts or date of business acquisition and have an exercise period of five years. As at September 30, 2001, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006 and the remaining 1,118,210 are exercisable at a price of $8.88 per share expiring June 13, 2006. These warrants have a total fair value of $19,655,000. The fair values of the warrants were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

        Earnings per share

        The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

        Numerator:
           Net earnings                                                  62,789           55,666           83,816
        -----------------------------------------------------------------------------------------------------------

        Denominator:
           Denominator for basic earnings per share -
               weighted average shares                              299,500,350      270,442,354      267,969,082
           Dilutive effect of employee stock options                  1,287,291        2,317,858        1,127,202
           Dilutive effect of warrants                                  319,545                -                -
        -----------------------------------------------------------------------------------------------------------
           Denominator for diluted earnings per share -
               weighted average shares and assumed
               conversions                                          301,107,186      272,760,212      269,096,284
        -----------------------------------------------------------------------------------------------------------

        Basic earnings per share                                           0.21             0.21             0.31
        -----------------------------------------------------------------------------------------------------------

        Diluted earnings per share                                         0.21             0.20             0.31
        -----------------------------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

8.      Income taxes

        As described in Note 2, the Company adopted the recommendations of CICA Handbook Section 3465, Income Taxes, effective October 1, 1999 and prior year figures have not been restated. The terminology used to describe comparative figures is consistent with the terminology used to describe current year figures calculated using the liability method of tax allocation. The income tax provision for the years ended September 30, is as follows:

                                  2001             2000             1999
                            ------------------------------------------------
                                    $                $                $

        Current38,244             46,494           57,085
        Future (1)                33,921            3,491           12,858
        --------------------------------------------------------------------
                                  72,165           49,985           69,943
        --------------------------------------------------------------------

        (1)  Includes  $1,451,000  ($1,277,000  in 2000 and $494,000 in 1999) of
             future income taxes related to goodwill amortization.

        The Company's effective income tax rate differs from the combined Canadian statutory tax rate for the years ended September 30, for the following reasons:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           %                %                %

        Combined federal and provincial statutory tax rates                 38.6            40.6              41.9
        Non-deductible items                                                 8.6             7.3               5.1
        Utilization of non-recognized tax benefits
           of a subsidiary                                                     -               -              (1.1)
        Valuation allowance relating to tax benefits on losses               7.8               -                 -
        Other                                                               (2.0)           (1.1)             (0.6)
        -----------------------------------------------------------------------------------------------------------
        Effective income tax rate after goodwill amortization               53.0            46.8              45.3

        Goodwill amortization                                               (8.5)           (6.3)             (4.1)
        -----------------------------------------------------------------------------------------------------------
        Effective income tax rate before goodwill amortization              44.5            40.5              41.2
        -----------------------------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

8.      Income taxes (cont'd)

        Future income taxes at September 30, are as follows:

                                                                                          2001             2000
                                                                                     ------------------------------
                                                                                            $                $

        Future income tax assets:
           Provision for integration costs                                                26,093           10,415
           Tax benefits on losses carried forward                                         97,415           23,654
           Accrued compensation                                                            7,107                -
           Fixed assets                                                                    6,739                -
           Unclaimed research and experimental development expenses                            -            2,041
           Allowance for doubtful accounts                                                 3,507                -
           Other                                                                           3,742            1,201
        -----------------------------------------------------------------------------------------------------------
                                                                                         144,603           37,311
        -----------------------------------------------------------------------------------------------------------

        Future income tax liabilities:
           Fixed assets                                                                        -            1,958
           Contract costs and other long-term assets                                      35,336           21,550
           Work in progress                                                                6,716            7,190
           Goodwill                                                                        5,467            1,049
           Refundable tax credits on salaries                                              8,997                -
           Other                                                                           8,202              145
        -----------------------------------------------------------------------------------------------------------
                                                                                          64,718           31,892
        -----------------------------------------------------------------------------------------------------------
        Valuation allowance                                                               93,820            5,789
        -----------------------------------------------------------------------------------------------------------
        Future income taxes, net                                                         (13,935)            (370)
        -----------------------------------------------------------------------------------------------------------

        Future income taxes are classified as follows:

        Current future income tax assets                                                  17,998            7,052
        Long-term future income tax assets                                                32,785           24,470
        Current future income tax liabilities                                            (21,013)          (7,963)
        Long-term future income tax liabilities                                          (43,705)         (23,929)
        -----------------------------------------------------------------------------------------------------------
        Future income tax liabilities, net                                               (13,935)            (370)
        -----------------------------------------------------------------------------------------------------------

        Certain of the Company's subsidiaries have losses carried forward aggregating approximately $300,000,000, of which approximately $262,000,000 (US$167,000,000) originates from the Company's US subsidiaries, available to reduce future taxable income and expiring at various dates to 2021. The benefit of these losses has been reflected in the Consolidated Financial Statements to the extent that it was considered to be more likely than not that the related future income tax assets would be realized.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

9.      Business acquisitions

        For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

        During 2001, the Company made the following acquisitions:

        - C.U. Processing Inc. ("CUP") - On October 4, 2000, the Company acquired all the outstanding shares of CUP, a Detroit-based provider of information management systems primarily to US credit unions;

        - AGTI Consulting Services Inc. ("AGTI") - On November 27, 2000, the Company acquired 49.0% of all outstanding shares of AGTI, a Montreal-based IT consulting firm. The Company accounts for its 49.0% interest in AGTI using the proportionate consolidation method;

        - RSI Realtime Consulting Inc. ("RSI") - On December 12, 2000, the Company acquired all the outstanding shares of RSI, a Toronto-based SAP implementation specialist;

        - Groupe-conseil CDL Inc. ("CDL") - On January 4, 2001, the Company acquired all outstanding shares of CDL, a Montreal-based IT consulting firm in J.D. Edwards enterprise resource planning solutions;

        - Star Data Systems Inc. ("Star Data") - On January 9, 2001, the Company acquired all the outstanding common shares of Star Data on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share. Star Data is a Canadian-based provider of IT services and solutions to the financial services industry;

        - Conseillers en informatique d'affaires ("CIA") - On January 12, 2001, the Company increased its interest in CIA from 35.0% to 49.0% and began using the proportionate consolidation method to account for its investment: prior to January 12, 2001, the Company used the equity method to account for this investment. CIA is a provider of IT services primarily in the government and financial sectors;

        - Nter Technologies, Limited Partnership ("Nter") - On February 1, 2001, the Company entered into a partnership with Loto-Quebec, which involved the creation of Nter, an IT consulting firm, and the acquisition of a 49.9% interest in Nter. The Company accounts for this interest using the proportionate consolidation method;

        - Assets and liabilities of Confederation des caisses populaires et d'economie Desjardins du Quebec used in data and micro-computing of Mouvement des caisses Desjardins ("Desjardins") operations - On May 1, 2001, the Company signed a strategic alliance for the management of data and micro-computing of Desjardins operations. In the context of this agreement, the Company acquired the related assets, certain intellectual property rights and assumed liabilities of Confederation des caisses populaires et d'economie Desjardins du Quebec used in data and micro-computing of Desjardins. In addition, approximately 450 Desjardins employees were transferred to the Company;

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

9.      Business acquisitions (cont'd)

        - CyberBranch Corporation ("CyberBranch") - On May 31, 2001, the Company acquired CyberBranch, a subsidiary of Stanford Federal Credit Union of California. CyberBranch is an Internet and intranet provider of leading-edge technology to credit unions across North America;

        - Larochelle Gratton - On July 1, 2001, the Company acquired all outstanding shares of Larochelle Gratton, a Quebec-based provider of a range of systems integration services to leading client organizations, including areas such as e-commerce and the Internet. As described in Note 2, goodwill resulting from this acquisition is not amortized;

        - IMRglobal Corp. ("IMRglobal" or "IMR") - On July 27, 2001, the Company merged with IMRglobal, a US-based leading global provider of end-to-end IT solutions, acquiring all the outstanding common stock of IMRglobal on the basis of 1.5974 Class A subordinate share of the Company for each share of IMRglobal common stock. In addition, each outstanding IMRglobal stock option as of that date became a 1.5974 stock option to acquire a Class A subordinate share of the Company. The purchase price allocation shown below is preliminary and is based on the Company's estimates assisted by external advisors. The final allocation is expected to be completed within twelve months from the acquisition date and may result in the purchase price being allocated to other identified intangible assets besides goodwill which will be amortized over their respective estimated useful lives. As described in Note 2, goodwill resulting from this acquisition is not amortized.

            Non-cash working capital items acquired, reflected below, include costs totalling $68,000,000 of acquisition and integration liabilities incurred by the Company for professional fees and costs to exit and consolidate certain of IMRglobal activities. The components of the acquisition and integration liabilities assumed and included in the preliminary allocation of the purchase price to the net assets acquired are as follows:


                                                                                                       Balance
                                               Acquisition and              Paid as at             remaining as at
                                                 integration               September 30,            September 30,
                                                 liabilities                   2001                     2001
                                             -------------------        -----------------        ------------------
                                                      $                          $                        $

            Professional fees                        17,347                   14,513                     2,834
            Consolidation and closure
               of facilities                         14,000                    1,554                    12,446
            Severance                                12,000                      300                    11,700
            Support structure                        20,810                      573                    20,237
            Other                                     3,843                    2,188                     1,655
            -------------------------------------------------------------------------------------------------------
                                                     68,000                   19,128                    48,872
            -------------------------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

9.      Business acquisitions (cont'd)

        - LoyalTech - On August 7, 2001, the Company acquired all outstanding shares of LoyalTech, a Portugal-based consultant and integrator specialist in customer relationship management solutions and e-business strategies. As described in Note 2, goodwill resulting from this acquisition is not amortized;

        - Digital 4Sight - On August 27, 2001, the Company signed a joint venture agreement with former Digital 4Sight owners, which involved the creation of a new management strategy and research firm. The Company accounts for its 51.0% interest in Digital 4Sight using the proportionate consolidation method. As described in Note 2, goodwill resulting from this acquisition is not amortized;

        - EPC Services Conseils Inc. ("EPC") - On September 10, 2001, the Company acquired all outstanding shares of EPC, a Quebec-based consulting firm. As described in Note 2, goodwill resulting from this acquisition is not amortized.


        These acquisitions were accounted for using the purchase method, as follows:

                                                 Star
        Net assets acquired            IMR       Data     Desjardins     AGTI        CUP        Other      Total
        ------------------------------------------------------------------------------------------------------------
                                        $          $           $           $          $           $          $

        Non-cash working capital
         items                      (62,558)    (18,391)     21,381      2,216     (12,061)      (471)    (69,884)
        Fixed assets                 42,095      21,211       3,612        448       3,296      2,135      72,797
        Contract costs and other
         long-term assets            22,346       9,203     111,986          -         447         11     143,993
        Future income taxes           7,537      15,716      (6,685)        10       4,228      1,139      21,945
        Goodwill                    578,525      73,060       9,549     14,602      41,601     27,588     744,925
        Long-term debt              (53,988)    (10,799)          -          -        (812)    (1,759)    (67,358)
        Deferred credits             (7,609)          -     (67,627)         -           -          -     (75,236)
        -----------------------------------------------------------------------------------------------------------
                                    526,348      90,000      72,216     17,276      36,699     28,643     771,182
        Cash position at acquisition 26,485      12,820           -      7,639       1,837      4,062      52,843
        -----------------------------------------------------------------------------------------------------------
                                    552,833     102,820      72,216     24,915      38,536     32,705     824,025
        -----------------------------------------------------------------------------------------------------------

        Consideration
         Cash                             -           -      57,945     24,915      38,536     19,561     140,957
         Issuance of 85,835,178
           Class A subordinate
           Shares (Note 7)          536,314     102,820           -          -           -     11,876     651,010
         Issuance of 8,424,502
           stock options to acquire
           Class A subordinate
           shares (Notes 2 and 7)    16,519           -           -          -           -          -      16,519
         4,000,000 warrants at
           fair value (Note 7)            -           -      14,271          -           -          -      14,271
         Equity value of CIA
           investment at acquisition
           date                           -           -           -          -           -      1,268       1,268
         ----------------------------------------------------------------------------------------------------------
                                    552,833     102,820      72,216     24,915      38,536     32,705     824,025
         ----------------------------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

9.      Business acquisitions (cont'd)

        In addition, during 2001, the Company modified the initial purchase price allocation of APG Solutions & Technologies Inc. ("APG"), acquired in 2000, following the conclusion of pending arbitration at the acquisition date, which resulted in a reduction of the consideration paid and the corresponding value of net assets acquired of approximately $1,721,000.

        During 2000, the Company made the following acquisitions:

        - MCM Technology Inc. ("MCM") - On October 26, 1999, the Company acquired all the outstanding shares of MCM, an information technology consulting firm serving clients mainly in the healthcare and telecommunications industries;

        - APG - On September 1, 2000, the Company acquired all the outstanding shares of APG, an information technology consulting firm specializing in the implementation of enterprise resource planning solutions, system evolution, electronic commerce and knowledge management.


        These acquisitions, including the fiscal 2001 modification relating to APG described above, were accounted for using the purchase method, as follows:

        Net assets acquired                                               MCM              APG            Total
        ------------------------------------------------------------------------------------------------------------
                                                                           $                $               $

        Non-cash working capital items                                   (1,208)          (8,336)          (9,544)
        Fixed assets                                                        872            2,089            2,961
        Contract costs and other long-term assets                             -               64               64
        Future income taxes                                                 363            9,678           10,041
        Goodwill                                                          8,925           63,749           72,674
        Long-term debt                                                     (635)          (1,775)          (2,410)
        -----------------------------------------------------------------------------------------------------------
                                                                          8,317           65,469           73,786

        Cash position at acquisition                                      1,008           (7,162)          (6,154)
        -----------------------------------------------------------------------------------------------------------
                                                                          9,325           58,307           67,632
        -----------------------------------------------------------------------------------------------------------

        Consideration
           Cash                                                           2,900            7,620           10,520
           Issuance of 5,626,369 Class A
               subordinate shares (Note 7)                                6,425           50,687           57,112
        -----------------------------------------------------------------------------------------------------------
                                                                          9,325           58,307           67,632
        -----------------------------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

9.      Business acquisitions (cont'd)

        During 1999, the Company made the following acquisitions:

        - 9061-9313 Quebec Inc. - On January 1, 1999, the Company acquired all the outstanding shares of 9061-9313 Quebec Inc., a corporation incorporated by Desjardins and into which the assets of Technologie Desjardins Laurentienne ("TDL") were transferred;

        -   DRT  Systems   International  and  DRT  Systems  International  L.P.
            (jointly,   "DRT")  -  On  July  1,  1999,   the  Company   acquired
            substantially all of the assets related to the businesses of DRT.



        These acquisitions were accounted for using the purchase method, as follows:

           Net assets acquired                                            TDL              DRT            Total
           ---------------------------------------------------------------------------------------------------------
                                                                           $                $               $

           Non-cash working capital items                                 1,072           23,952           25,024
           Fixed assets                                                   2,516            3,207            5,723
           Contract costs and other long-term assets                      1,053                -            1,053
           Goodwill                                                      18,541           68,765           87,306
           --------------------------------------------------------------------------------------------------------
                                                                         23,182           95,924          119,106
           --------------------------------------------------------------------------------------------------------

           Cash consideration                                            23,182           95,924          119,106
           --------------------------------------------------------------------------------------------------------

10.     Investments in joint ventures

        The Company's proportionate share of its joint venture investees' operations included in the Consolidated Financial Statements is as follows:

                                                                                         As at and for the years
                                                                                           ended September 30,
                                                                                          2001             2000
                                                                                     ------------------------------
                                                                                            $                $
        Balance Sheet
           Current assets                                                                 18,370            1,347
           Non-current assets                                                             21,967              192
           Current liabilities                                                             4,275            1,335
           Non-current liabilities                                                            45                -

        Statement of earnings
           Revenue                                                                        35,057           10,814
           Expenses                                                                       34,339           10,312
        -----------------------------------------------------------------------------------------------------------
           Net earnings                                                                      718              502
        -----------------------------------------------------------------------------------------------------------

        Statement of cash flows Funds provided by:
               Operating activities                                                        1,572              502
               Financing activities                                                            -              234
               Investing activities                                                       (2,220)               -

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

11.     Supplementary cash flow information

        i) Non-cash operating, investing and financing activities:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $
               Operating activities
                  Deferred credits                                       14,000                -                -
                  Future income taxes                                     3,029                -                -
        -----------------------------------------------------------------------------------------------------------
                                                                         17,029                -                -
        -----------------------------------------------------------------------------------------------------------

               Investing activities
                  Business acquisitions                                 681,800           57,112                -
                  Purchase of assets under capital leases                     -            2,882           11,943
                  Contract costs and other long-term assets              22,413                -                -
        -----------------------------------------------------------------------------------------------------------
                                                                        704,213           59,994           11,943
        -----------------------------------------------------------------------------------------------------------

               Financing activities
                  Issuance of capital stock and stock options           667,529           57,112                -
                  Issuance of warrants                                   19,655                -                -
                  Increase in obligations under capital leases                -            2,882           11,943
        -----------------------------------------------------------------------------------------------------------
                                                                        687,184           59,994           11,943
        -----------------------------------------------------------------------------------------------------------

        ii) Interest paid and income taxes paid for the years ended September 30, are as follows:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

               Interest paid                                              4,592            3,754            1,509
               Income taxes paid                                         41,615           67,154           73,303

12.     Segmented information

        The Company has three strategic business units ("SBU"), organized on the basis of geographic areas: Canada, US and International. The Company evaluates each SBU's performance primarily based on its revenue, operating earnings and net contribution (the latter being defined as earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill) by its respective senior executive, who reports directly to the Chief Executive Officer.

        Each segment, with the exception of the corporate segment, offers end-to-end IT services including management of IT and business functions, systems integration and consulting services to clients in industry sectors such as telecommunications, financial services and manufacturing/retail/ distribution. The corporate segment comprises management of cash and cash equivalents and general corporate activities such as strategy and market development, coordination of large projects and capital investment decisions. Costs which have not been allocated to the other segments are included in this segment as they represent common costs and general head office expenses; the allocation of these costs to the other segments would not assist in the evaluation of the respective segments' contributions.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

12.     Segmented information (cont'd)

        Effective October 1, 2001, the Company will change its organizational structure. The Company will have three SBUs organized according to the following breakdown: Canada and Europe, US and Asia Pacific, and Business Process Services. As of that date, the Company will begin to evaluate SBU performance under this structure and will report segmented information on that basis. Segmented information presented below is on the basis of the organizational structure in place at September 30, 2001.

                                                                     2001
                            ---------------------------------------------------------------------------------------
                                                                                       Intersegment
                              Canada            US       International   Corporate      elimination      Total
                            ---------------------------------------------------------------------------------------
                                 $               $             $             $               $             $

        Revenue               1,300,258       232,655         86,850              -        (38,448)     1,581,315

        Operating expenses    1,031,041       235,587         89,110         34,405        (38,448)     1,351,695
        -----------------------------------------------------------------------------------------------------------
        Operating earnings
         before:                269,217        (2,932)        (2,260)       (34,405)             -        229,620

        Depreciation and
         amortization            58,585         4,072          2,133          1,206              -         65,996
        -----------------------------------------------------------------------------------------------------------
        Earnings before
         interest, income
         taxes, entity
         subject to significant
         influence and
         amortization of
         goodwill               210,632        (7,004)        (4,393)       (35,611)             -        163,624
        -----------------------------------------------------------------------------------------------------------

        Total assets            971,154       806,173        240,710         44,756              -      2,062,793
        -----------------------------------------------------------------------------------------------------------

                                                                     2000
                            ---------------------------------------------------------------------------------------
                                                                                       Intersegment
                              Canada            US       International   Corporate      elimination      Total
                            ---------------------------------------------------------------------------------------
                                 $               $             $             $               $             $

        Revenue               1,127,715       215,442        179,531              -        (86,680)     1,436,008

        Operating expenses      943,612       207,104        165,543         34,732        (86,680)     1,264,311
        -----------------------------------------------------------------------------------------------------------
        Operating earnings
         before:                184,103         8,338         13,988        (34,732)             -        171,697

        Depreciation and
         amortization            41,023         4,009          2,046          1,300              -         48,378
        -----------------------------------------------------------------------------------------------------------
        Earnings before
         interest, income
         taxes, entity
         subject to significant
         influence and
         amortization of
         goodwill               143,080         4,329         11,942        (36,032)             -        123,319
        -----------------------------------------------------------------------------------------------------------

        Total assets            597,729       207,469         95,095         28,262              -        928,555
        -----------------------------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

12.     Segmented information (cont'd)

                                                                     1999
                            ---------------------------------------------------------------------------------------
                                                                                       Intersegment
                             Canada            US        International   Corporate      elimination      Total
                            ---------------------------------------------------------------------------------------
                                $               $              $             $               $             $

        Revenue             1,204,719        140,617         121,179              -        (57,057)     1,409,458

        Operating expenses    995,938        123,077         108,002         25,221        (57,057)     1,195,181
        -----------------------------------------------------------------------------------------------------------
        Operating earnings
         before:              208,781         17,540          13,177        (25,221)             -        214,277

        Depreciation and
         amortization          41,991          3,992             905          1,403              -         48,291
        -----------------------------------------------------------------------------------------------------------
        Earnings before
         interest, income
         taxes, entity subject
         to significant
         influence and
         amortization of
         goodwill             166,790         13,548          12,272        (26,624)             -        165,986
        -----------------------------------------------------------------------------------------------------------

        Total assets          500,014        186,315         150,238         29,922              -        866,489
        -----------------------------------------------------------------------------------------------------------

        Revenue by service line:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $
        Management of IT and business functions
           (outsourcing)                                              1,091,107          891,726        1,009,844
        Systems integration and Consulting                              490,208          544,282          399,614
        -----------------------------------------------------------------------------------------------------------
        Total                                                         1,581,315        1,436,008        1,409,458
        -----------------------------------------------------------------------------------------------------------

        The Canada and International segments comprise revenue from contracts with a shareholder, its subsidiaries and its affiliated companies. Other than that group, no single client represents more than 10% of the Company's revenue (see Note 13).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

13.     Related party transactions

        In the normal course of business, the Company is party to contracts with certain of BCE Inc.'s (a shareholder) subsidiaries and affiliated companies, pursuant to which the Company is its preferred IT supplier. Transactions and resulting balances, which were measured at exchange amounts, are presented below:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

        Revenue                                                         451,344          572,630          526,696
        Purchase of services                                             78,495          114,062          110,009
        Accounts receivable                                              37,549           53,235           11,961
        Accounts payable                                                  4,828           12,645           20,960
        Work in progress                                                 16,389           12,072           38,561
        Deferred revenue                                                 24,010           11,998            5,912
        Contract costs and other long-term assets                        22,750           25,711           31,200

14.     Commitments and contingencies

        At September 30, 2001, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $668,586,000. Minimum lease payments due in each of the next five years are as follows:

                                                   $

                    2002                         86,225
                    2003                         79,046
                    2004                         69,288
                    2005                         52,093
                    2006                         44,002

        The Company concluded four long-term service agreements representing a total commitment of $49,317,000. Minimum payments under these agreements due in each of the next five years are as follows:

                                                   $

                    2002                         25,537
                    2003                         20,755
                    2004                          5,477
                    2005                            622
                    2006                              -

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

15.     Financial instruments

        Fair value

        At September 30, 2001 and 2000, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

        The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2001 and 2000.

        The Company does not hold or issue financial instruments for trading purposes.

        Credit risk

        Credit risk concentration with respect to trade receivables is limited due to the Company's large client base. Furthermore, as described in
        Note 13, the Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

        Currency risk

        The Company operates internationally and is exposed to market risks from changes in foreign currency rates. The Company does not trade derivative financial instruments.

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

        The material differences between Canadian and US GAAP affecting the Company's Consolidated Financial Statements are detailed as follows:

        Reconciliation of net earnings:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

        Net earnings - Canadian GAAP                                     62,789           55,666           83,816

        Adjustments
           Foreign currency translation (ii)                                523              462              389
           Goodwill (iii)                                                  (500)            (500)            (142)
           Integration costs (iv)                                        (4,842)          (1,764)               -
           Income taxes (i)                                                   -                -              550
           Research (v)                                                       -                -            2,178
           Purchased in-process R&D (vi)                                      -                -             (741)
           Warrants (vii)                                               (11,605)               -                -
           Unearned compensation (viii)                                    (150)               -                -
        -----------------------------------------------------------------------------------------------------------
        Net earnings - US GAAP                                           46,215           53,864           86,050
        -----------------------------------------------------------------------------------------------------------

        Basic EPS - US GAAP                                                0.15             0.20             0.32
        -----------------------------------------------------------------------------------------------------------

        Diluted EPS - US GAAP                                              0.15             0.20             0.32
        -----------------------------------------------------------------------------------------------------------

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        Reconciliation of shareholders' equity:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

        Shareholders' equity - Canadian GAAP                          1,481,917          677,301          563,055

        Adjustments
           Adjustment for change in accounting policy (i)                 9,134            9,134                -
           Foreign currency translation (ii)                                581            1,659            1,562
           Goodwill (iii)                                                27,578             (642)            (142)
           Integration costs (iv)                                        (6,606)          (1,764)               -
           Income taxes (i)                                                   -                -           (2,456)
           Warrants (vii)                                               (11,605)               -                -
           Unearned compensation (viii)                                  (3,694)               -                -
        -----------------------------------------------------------------------------------------------------------
        Shareholders' equity - US GAAP                                1,497,305          685,688          562,019
        -----------------------------------------------------------------------------------------------------------

        (i)   Income taxes and adjustment for change in accounting policy

              On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, Income taxes (see Note 2). The recommendations of Section 3465 are similar to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a purchase business combination, which resulted in a future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. US GAAP, this amount would have been reflected as additional goodwill.

              Prior to the issuance of Section 3465, under Canadian GAAP, accounting for income taxes was similar to the provisions of the US Accounting Principles Board No. 11. Under US GAAP, the Company would have followed the provisions of SFAS No. 109.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (ii)  Translation of foreign currencies

              Under Canadian GAAP, the financial statements of the Company's foreign subsidiaries, which are considered integrated operations, have been translated using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

              Under US GAAP, SFAS No. 52, Foreign Currency Translation, requires companies to translate functional-currency financial statements into reporting currency using the current exchange rate method whereby the rates in effect on the balance sheet dates for assets and liabilities and the weighted average rate for statement of earnings elements are used. Any translation adjustments, resulting from the process of translating the financial statements of foreign subsidiaries into Canadian dollars, are excluded from the determination of net earnings and are reported as a separate component in shareholders' equity.

        (iii) Goodwill

              As described in (i) above, goodwill recorded by the Company would be greater for US GAAP purposes than for Canadian GAAP purposes. The adjustment reflects the additional goodwill amortization expense for US GAAP purposes.

              The goodwill adjustment to shareholders' equity results from the difference in the value assigned to stock options issued to IMRglobal employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation (see Notes 2 and 9), whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (viii) below for a further discussion relating to this item.

        (iv)  Integration costs

              Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to net earnings, net of goodwill amortization recorded for Canadian GAAP purposes and of income taxes.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (v)   Research

              Under US GAAP, software and development costs capitalized by a subsidiary company would have been expensed. The adjustment represents the reversal of the amortization expense, net of income taxes.

        (vi)  Purchased in-process research and development ("R&D")

              As a result of the acquisition of a subsidiary company, an amount was allocated to software and development costs incurred by a subsidiary company prior to its acquisition. Under US GAAP, this charge would be considered as purchased in-process R&D. Purchased in-process R&D that represents products in the development stage and not considered to have reached technological feasibility at the time of the acquisition is required to be expensed. The adjustment represents the reversal of the amortization expense, net of income taxes.

        (vii) Warrants

              Under  Canadian  GAAP,  the  fair  value  of  warrants  issued  in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued is subtracted from the initial proceeds received in determining revenue. The adjustment represents the subtraction to revenue, net of contract costs amortization recorded for Canadian GAAP purposes and net of income taxes.

        (viii) Unearned compensation

              Under Canadian GAAP, unvested stock options granted as a result of a business combination are not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (iii) above), net of income taxes, that would have been recorded as a separate component of shareholders' equity for US GAAP purposes, relating to the IMRglobal acquisition described in Note 9. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting (service) period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (ix)  Comprehensive income

              Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries (see (ii) above). As at September 30, 2001, 2000 and 1999, cumulative other comprehensive income amounts to $3,329,000, $2,889,000 and $3,042,000, respectively.

              The following table represents comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income:

                                                                         2001             2000             1999
                                                                   ------------------------------------------------
                                                                           $                $                $

              Net earnings - US GAAP                                     46,215           53,864           86,050
              Other comprehensive income:
                 Foreign currency translation adjustment,
                     net of tax                                             837            1,762              134
              -----------------------------------------------------------------------------------------------------
              Comprehensive income                                       47,052           55,626           86,184
              -----------------------------------------------------------------------------------------------------

        (x)   Proportionate consolidation

              The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at and for the years ended September 30, 2001 and 2000. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 10). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

        (xi)  Earnings before amortization of goodwill

              In Canada, the Accounting Standards Board approved an addendum to CICA Handbook Section 1580, Business Combinations, subsequently superceded by Section 1581 Business Combinations, that permits goodwill amortization expense to be presented net-of-tax on a separate line in the Consolidated Statements of Earnings. This presentation is not currently permitted under US GAAP. Under US GAAP, $29,086,000 (as adjusted for US GAAP purposes) of amortization of goodwill would have been included in operating expenses.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (xii) Depreciation and amortization

              Under US GAAP, depreciation and amortization amounts would be included in operating expenses.

        (xiii) Consolidated statements of cash flows

              The Company's consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2001 were prepared in accordance with CICA Handbook Section 1540, Cash Flow Statements, the provisions of which are substantially similar to those of SFAS No. 95, Statement of Cash Flows.

        (xiv) Recent accounting pronouncements

              a) In June 2001, the FASB issued SFAS No. 142,  Goodwill and Other
                 Intangible Assets. SFAS No. 142 addresses the accounting and reporting of acquired goodwill and other intangible assets. SFAS No. 142 discontinues amortization of acquired goodwill and instead requires annual impairment testing of acquired goodwill. Intangible assets will be amortized over their useful economic life and tested for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Intangible assets with an indefinite useful economic life should not be amortized until the life of the asset is determined to be finite. The Company has adopted SFAS No. 142, effective October 1, 2001. The Company is currently evaluating the impact of SFAS No.121 on its future earnings and financial position.

                 Also in June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that all business combinations be accounted for under the purchase method and defines the criteria for identifying intangible assets for recognition apart from goodwill. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for using the purchase method for which the acquisition date is July 1, 2001 or later. The Company adopted SFAS No. 141 effective July 1, 2001.

                 The provisions of SFAS No. 141 and No. 142 are substantially similar to those of Sections 1581 and 3062 of the CICA Handbook described in Note 2.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
years ended September 30, 2001, 2000 and 1999
(tabular amounts only are in thousands of Canadian dollars)
--------------------------------------------------------------------------------

16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

        (xv)  Recent accounting pronouncements (cont'd)

              b) In August 2001,  the FASB issued SFAS No. 144,  Accounting  for the Impairment or Disposal of Long-Lived Assets, which retains, in general, the requirements of SFAS No. 121 and addresses significant implementation issues. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. Early application is encouraged. The Company does not intend to adopt the new standard early; however, it is currently evaluating the effect that implementation of the new standard will have on its results of operations and financial position.

              c) Furthermore,  the Company determined that the adoption of Staff
                 Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, had no material adverse effect on the business, results of operations and financial condition.

17.     Comparative figures

        Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2001.

18.     Subsequent event

        On October 1, 2001, the Company signed a strategic outsourcing alliance providing IT support services for Fireman's Fund Insurance Company ("Fireman") operations. In the context of this agreement, the Company acquired the related assets and assumed liabilities of Fireman used in their IT operations for a total cash consideration of approximately $38,100,000. This transaction was accounted for using the purchase method.

Samson Belair/Deloitte & Touche, S.E.N.C.
Assurance and Advisory Services
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax: (514) 390-4113
www.deloitte.ca
                                                               [GRAPHIC OMITTED]





Independent Auditors' Consent





We hereby consent to the incorporation by reference in CGI Group Inc.'s Registration Statements on Form S-8 (Reg. Nos. 333-13350 and 333-66044) of our audit report dated November 5, 2001 which is included in this Report of Foreign Private Issuer on Form 6-K.






(signed)
Samson Belair/Deloitte & Touche
Chartered Accountants




Montreal, Quebec
December 5, 2001



[GRAPHIC OMITTED]

                               [GRAPHIC OMITTED]








                                    NOTICE OF
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS



                                             Montreal, Quebec, December 12, 2001


Notice is hereby given that an Annual General Meeting (the <<Meeting>>) of Shareholders of CGI GROUP INC. (the <<Company>>) will be held at the Hilton Montreal Bonaventure hotel, Montreal Ballroom, 1 Place Bonaventure, Montreal, Quebec, on Monday, January 21, 2002 at 11:00 a.m. (local time) for the following purposes:

1) to receive the report of the directors, together with the balance sheet and the statements of income, retained earnings and changes in financial position, and the auditors' report for the fiscal year ended September 30, 2001;

2)       to elect directors;

3) to appoint auditors and authorize the directors to fix their remuneration;

4) to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Information Circular and form of proxy for the Meeting are enclosed with this Notice.


                                            BY ORDER OF THE BOARD OF DIRECTORS




                                            Paule Dore (signed)
                                            Secretary


Note: Since it is desirable that as many shares as possible be represented and voted at the Meeting, you are requested, if unable to attend the Meeting in person, to complete and return the enclosed form of proxy in the postage prepaid envelope provided for that purpose.

                                 CGI GROUP INC.
                              INFORMATION CIRCULAR


The Information Circular is provided in connection with the solicitation of proxies by the management of CGI GROUP INC. (the "Company" or "CGI") for use at the Annual General Meeting of Shareholders of the Company which will be held on January 21, 2002, and at any adjournment thereof (the <<Meeting>>). Unless otherwise indicated, the information provided herein is as at November 21, 2001.

The solicitation of proxies will be made primarily by mail. However, proxies could be solicited personally or by telephone by regular employees of the Company at minimal costs. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for others in their own names or in the names of their nominees, the reasonable expenses for sending proxy material to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.


                                     PROXIES

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company prior to the Meeting. A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

The persons, whose appointment to act under the accompanying form of proxy is solicited by the Company, are Directors of the Company.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act, in accordance with the instructions given on the form of proxy. In the absence of specification on any matter or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted FOR that matter.

Every proxy given to any person in the enclosed form of proxy will confer discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Every shareholder has the right to appoint a person to act on his behalf at the Meeting other than any other persons whose names are printed in the enclosed form of proxy. To exercise this right, the shareholder should insert his nominee's name in the space provided for such purpose in the enclosed form of proxy or prepare another proxy in proper form appointing his nominee.

     VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

Only the holders of Class A Subordinate Shares and the holders of Class B Shares (multiple voting) on record at the close of business on December 3, 2001 will be entitled to receive notice and to vote at the Meeting. Each Class A Subordinate Share (<<Class A Subordinate Shares>>) will entitle its holder to one vote and each Class B Share (multiple voting) (<<Class B Shares>>) will entitle its holder to ten votes. As at December 3, 2001, the Company had 327,438,159 Class A Subordinate Shares and 40,799,774 Class B Shares outstanding.

As at December 3, 2001, to the knowledge of the senior executives of the Company, the only person who exercised control or direction over 10% or more of the outstanding Class A Subordinate Shares is BCE Inc., directly and indirectly through its wholly-owned subsidiary 3588513 Canada Inc., which exercised control or direction over an aggregate number of 113,000,794 Class A Subordinate Shares, representing 34.51% of the Class A Subordinate Shares outstanding. As at December 3, 2001, only Mr. Serge Godin, indirectly through 9058-0705 Quebec Inc. and 3727912 Canada Inc. (companies controlled by Mr. Serge Godin), Mr. Andre Imbeau, indirectly through 9061-9354 Quebec Inc. and 9102-7003 Quebec Inc. (companies controlled by Mr. Andre Imbeau), and BCE Inc., directly and indirectly through its wholly-owned subsidiary 3588513 Canada Inc., exercised control or direction over 10% or more of the outstanding Class B Shares. Mr. Serge Godin, indirectly through 9058-0705 Quebec Inc. and 3727912 Canada Inc., beneficially owns or controls 28,216,507 Class B Shares, Mr. Andre Imbeau, indirectly through 9061-9354 Quebec Inc. and 9102-7003 Quebec Inc., beneficially owns or controls 4,221,165 Class B Shares, and BCE Inc., directly and indirectly through its wholly-owned subsidiary 3588513 Canada Inc., beneficially owns or controls 7,027,606 Class B Shares, representing respectively 69.16%, 10.35% and 17.23% of the outstanding Class B Shares, representing respectively 69.16%, 10.35% and 17.23% of the votes attaching to the outstanding Class B Shares, and representing respectively 38.44%, 5.75% and 24.92% of the votes attaching to all outstanding voting shares of the Company.

As at December 3, 2001, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, 22,487,261 Class A Subordinate Shares and 33,772,168 Class B Shares.


                              ELECTION OF DIRECTORS

The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next annual meeting or until that director's successor is duly elected, unless the office is earlier vacated, in accordance with the relevant provisions of the applicable laws.

The following table lists the name of each person proposed by management for election as a director, his principal occupation, the year when he first became a director and the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, as at November 21, 2001.

Information as to shares they beneficially owned, or over which control or direction was exercised, as at November 21, 2001, has been furnished by the proposed nominees individually.

----------------------------------------------------------------------------------------------------------------------
                                                                                       Number of Shares Beneficially
                                                                                            Owned or Controlled
                                                                                            Class A
                                                                           First Year     Subordinate      Class B
Name                                  Principal Occupation                 as Director       Shares         Shares
----------------------------------------------------------------------------------------------------------------------

YVAN ALLAIRE (a)                      Emeritus Professor (UQAM),              1999                 172        -
                                      President, Governance Value Added
                                      Inc.

WILLIAM D. ANDERSON (b)               President                               1999               1,000        -
                                      BCE Ventures Inc.

CLAUDE BOIVIN (a)                     Director of Companies                   1993             106,596        -

JEAN BRASSARD                         Vice-chairman,                          1978              51,296      1,334,496
                                      CGI Group Inc. and
                                      Director of Companies

CLAUDE CHAMBERLAND (b)                Director of Companies                   1998              11,396        -

PAULE DORE                            Executive Vice-President and            1996             471,948        -
                                      Chief Corporate Officer and
                                      Secretary
                                      CGI Group Inc.

SERGE GODIN (c)                       Chairman and Chief Executive            1976             563,288     28,216,507
                                      Officer
                                      CGI Group Inc.

ANDRE IMBEAU                          Executive Vice-President and            1976              47,386      4,221,165
                                      Chief Financial Officer and
                                      Treasurer
                                      CGI Group Inc.

DAVID L. JOHNSTON.(b)                 President and Vice-Chancellor           1994              73,120        -
                                      University of Waterloo

EILEEN A. MERCIER (a)                 President                               1996              15,278        -
                                      Finvoy Management Inc.

SATISH K. SANAN                       President                               2002          19,543,949        -
                                      U.S. and Asia Pacific
                                      CGI Group Inc.

C. WESLEY M. SCOTT                    Director of Companies                   2001               1,000        -

CHARLES SIROIS                        Chairman and                            1998               2,642        -
                                      Chief Executive Officer
                                      Telesystem Ltd.

SIIM A. VANASELJA                     Chief Financial Officer                 2002               5,000        -
                                      BCE Inc.

----------------------------------------------------------------------------------------------------------------------

(a)      Member of the Audit Committee
(b)      Member of the Human Resources and Corporate Governance Committee
(c)      Ex-officio member of the Human Resources and Corporate Governance Committee

For the past five years,  all of the nominees  have been engaged in their present  occupation or in other  management capacities  with the companies with which they currently hold  positions,  except for: Mr. Yvan Allaire who, prior to
July 3, 2001,  was  Executive  Vice-President,  Bombardier  Inc. and Chairman,  Bombardier  Capital;  Mr.  William D.
Anderson who, prior to December 1st, 2000, was Chief  Financial  Officer of BCE Inc.; Mr. Jean Brassard who, prior to
October 1, 2000, was President and Chief Operating  Officer of CGI Group Inc.; Mr. Claude  Chamberland  who, prior to
May 1, 2001, was President of Alcan  International Ltd.; Mr. C. Wesley M. Scott who, prior to March 1, 2001 was Chief
Corporate  Officer of BCE inc.; Mr. Charles Sirois who, prior to February 15, 2000, was Chairman and Chief  Executive
Officer of Teleglobe  Inc.; Mr. Satish Sanan who, prior to July 27, 2001, was Chairman and Chief  Executive  officer,
IMRglobal  Corp.;  and Mr. Siim A. Vanaselja who, prior to January 15, 2001, was Executive  Vice-President  and Chief
Financial Officer of BCI Inc.

             REPORT OF THE HUMAN RESOURCES AND CORPORATE GOVERNANCE
              COMMITTEE ON THE REMUNERATION OF DIRECTORS AND NAMED
                               EXECUTIVE OFFICERS


Composition of the Human Resources and Corporate Governance Committee

The Human Resources and Corporate Governance Committee of the Board of Directors (the "Human Resources Committee") has responsibility for the administration of the compensation policy covering the Company's senior officers. The Human Resources Committee makes recommendations on the compensation of senior officers to the Board of Directors for approval.

The  Human  Resources  Committee  is  composed  of  Messrs.  David L.  Johnston,
Chairman, William D. Anderson and Claude Chamberland. Mr. Godin currently participates to Human Resources Committee meetings as an ex-officio member. The Committee met three times during fiscal 2001.

Remuneration of Named Executive Officers

o        Compensation Policy

         In order to support its strategic plan, the Company has adopted a compensation policy for its senior officers whereby emphasis is put on incentive compensation.

         The compensation level provided for senior officers is based on a targeted positioning in comparison with a reference group comprised, according to the role of the senior officer, of Canadian and U.S. companies of the high technology industry, including other information technology consulting firms, or of companies where the information technology function is of strategic importance. The Company believes that this reference group constitutes a good representation of the market for recruiting high performing managers and the talents CGI needs to continue its successful expansion.

         The compensation policy aims at providing the Company's senior officers with a compensation package defined, according to a specific position within the reference group, as follows:

         -- the fixed components, which include base salary, benefits and perquisites, are aligned with the median of the Canadian reference group;

        -- the annual incentive is positioned at the median of the Canadian and the U.S. reference groups (referred to as the North American reference group);

        -- the long-term incentive is set at the level required to position the total compensation toward the upper quartile of the North American reference group.

         The North American reference group is composed of the Canadian reference group combined with the U.S. reference group, where each group is equally weighted thus reflecting the global scope of the Company.

o        Components of Total Compensation

         The components of CGI's senior officers total compensation are:

         1)       a competitive base salary;

         2) short-term incentives in the form of variable annual plans and programs based on the responsibilities of the officer and the achievement of objectives;

         3) a benefits package providing the officer with protection in the event of death or disability, as well as medical and dental care plans;

         4) a perquisites package required to respond to the officer's business requirements; and

         5) two long-term incentive plans, one being a management stock incentive plan, the other a share option plan, both intended for senior executive officers.

o        Base Salary

         Base salaries are reviewed annually by the Human Resources Committee, based on each senior officer's responsibilities, competencies and contribution to the Company's success. The Human Resources Committee submits all salary increases granted to officers to the Board of Directors for approval.

o        Short-Term Incentive

         The senior officers participate in an annual bonus plan adapted to their responsibilities within the organization. The purpose of this plan is to provide these key employees with an incentive to increase the growth and profitability of the Company and offer a cash reward based on the achievement of performance objectives derived from the Company's strategic plan, as reflected in the annual budget.

         These senior executive officers are eligible for a bonus (the "Target Bonus") for fully meeting the objectives, as defined early in the year by the Human Resources Committee for short-term incentive plan purposes. The actual bonus can reach two times the Target Bonus for exceptional performance. The Human Resources Committee has the discretion to waive minimum profitability requirements when exceptional strategic achievements are realized during a year which could increase the value of the Company over the long-term.

         The Target Bonus varies between 40% and 55% of the senior officer's base salary and is adjusted by a performance factor. The performance measures are Company and/or Strategic Business Units profitability, based on earnings before amortization of goodwill and income taxes, and growth in net revenues for the year.

o        Long-Term Incentive

(a)      Management Stock Incentive Plan

         Senior management members, excluding the Chairman and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, are eligible to participate in a Management Stock Incentive Plan (the "Incentive Plan"). The purpose of the Incentive Plan is to promote synergy among business units of the Company, to provide key managers with an opportunity to share in the creation of economic value to the Company, and to promote shareholding among management with an opportunity for capital accumulation.

         Under the Incentive Plan, eligible senior officers are provided with the opportunity to purchase, at the beginning of a performance cycle, a specific number of Company shares, as determined by the Human Resources Committee at the beginning of the performance cycle. Purchases are made on the market, at fair market value, with the purchase commissions being paid by the Company. Purchases are financed through loans arranged with financial institutions, the interest on such loans being paid by the Company for the duration of the performance cycle. The shares are used as collateral for the loan and are held in trust for the duration of the performance cycle.

         In the course of the performance cycle, each participant is entitled to earn a bonus, which will be first applied in reimbursement of the participant's loan. The Target Bonus is earned for achieving expected results, in relation to the Company's total cumulative contribution margin over the performance cycle. A bonus equal to two times the Target Bonus may be earned for exceptional results. However, no bonus is paid if performance falls below a minimum or threshold level. The Target Bonus is equal to 100% of the loan taken out by the officer for purchase of the shares. The performance cycle is three years from the date of purchase of the shares, and the performance objectives for purposes of the plan are defined by the Human Resources Committee at the beginning of the cycle.

         The third three-year performance cycle under the Incentive Plan started on October 1, 1999 and will end on September 30, 2002.

(b)      Share Option Plans

         Share option plans for certain employees of the Company and its subsidiaries were in force at the end of fiscal 2001.

         Share option plan for employees, officers and directors of CGI Group Inc., its subsidiaries and its associates (the "CGI Share Option Plan")

         Under the CGI Share Option Plan, the Human Resources Committee may grant, at its own discretion, options to purchase Class A Subordinate Shares to certain employees of the Company. The exercise price is established by the Human Resources Committee but may not be lower than the closing price for Class A Subordinate Shares on the business day preceding the date of the grant. Each option may be exercised within a period not exceeding 10 years, except in the event of retirement, termination of employment or death.

         Five Named Executive Officers were granted options during fiscal 2001. The details of these grants are shown on the table "Options granted during the most recently completed fiscal year".

         Some of the options granted during 2001 to the Named Executive Officers have special terms and conditions. These special terms and conditions apply to grants of 285,000, 105,000, 110,000 and 20,000 options to
         Messrs. Godin, Roach, Imbeau and Chasse, respectively. Each of these options may be exercised within a period not exceeding 10 years. Half of these options vest on the first anniversary of their grant if the officer is still employed by the Company on that date.

         The vesting of the other half is tied to the profitability and growth in net revenues of the Company in the fiscal year ending September 30, 2002. The Company must meet minimum levels of profitability and growth for these options to vest, and they will all vest if the Company exceeds its profitability and growth objectives for the year. However, any option that does not vest according to the Company's performance may still vest later at the rate of 1/3 on the third, fourth and fifth anniversary of the option grant.

         IMRglobal Share Option Plans

         Pursuant to the acquisition of IMRglobal Corp. ("IMR") in July 2001, CGI continued the stock option plans of IMR, being the Directors' Stock Option Plan (the "IMR Directors' Plan"), the First Amended and Restated Stock Incentive Plan (the "IMR Incentive Plan") and the 1999 Employee Stock Incentive Plan (the "IMR 1999 Incentive Plan") (together the "IMR Option Plans"). As a result of the acquisition of IMR, all outstanding options to purchase shares of IMR became options to acquire Class A Subordinate Shares of the Company. Although each IMR option issued prior to the IMR acquisition remains subject to the terms of the IMR Option Plan under which it was issued, no new options will be granted under the IMR Option Plans.

         The IMR Directors' Plan was available to non-employee directors of IMR or of any of its subsidiaries. Options subject to the terms of the IMR Directors' Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq national Market on the business day preceding the date of grant. Such options are exercisable until December 31, 2001.

         The IMR Incentive Plan was available to employees of IMR or any one of its subsidiaries as well as to non-employee directors of IMR, consultants or other persons who rendered valuable services to IMR or any one of its subsidiaries. Options subject to the IMR Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq national Market on the business day preceding the date of grant. Options issued under the IMR Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death.

         The IMR 1999 Incentive Plan was available to employees of IMR or any of its subsidiaries. Executive officers and directors of IMR were not permitted to participate in such plan. Options subject to the terms of the IMR 1999 Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq national Market on the business day preceding the date of grant. Options issued under the IMR 1999 Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death.

         Furthermore, options granted under the IMR Incentive Plan and the IMR 1999 Incentive Plan will vest and become fully exercisable if the employment of the employee is terminated without cause within 12 months after the acquisition of IMR by CGI.

         The Named Executive Officers do not hold options subject to the terms of the IMR Option Plans.

o        Remuneration of the Chairman and Chief Executive Officer

         Mr. Godin's compensation is determined according to the same compensation policy that applies to the other senior officers of the Company. Accordingly, Mr. Godin's base salary reflects the median value of similar positions in the Canadian high technology industry as well as his level of competency and contribution to the success of the Company. The rest of Mr. Godin's compensation is mostly delivered through incentive compensation with particular emphasis on long-term incentive to promote creation of shareholder value.

         Based on the provisions of the current bonus plan, the Chairman and Chief Executive Officer is eligible for a Target Bonus equal to 55% of his base salary. During fiscal 2001, the Chairman and Chief Executive Officer earned a bonus of $280,095 given that the Company's financial goals were exceeded. The Chairman and Chief Executive Officer does not participate in the Incentive Plan.

o        Separation Policy for Senior Officers

         The Company adopted a separation policy for its senior management to ensure that the senior officers receive appropriate and equitable treatment should their employment be terminated by the Company. The separation policy provides for compensatory payments to the senior officers in case of termination without cause by the Company or their resignation following important reductions in their responsibilities and/or compensation. The separation policy provides for a severance payment equal to two times the sum of the annual salary and annual bonus of the senior officer. Group benefits, but disability coverage, continue for a period of 24 months following the departure of the senior officer without exceeding the reemployment date of the senior officer, as the case may be. Eligibility to other fringe benefit plans and to specific benefits ceases or continues, as the case may be, subject to the detailed provisions set out in the separation policy. Unvested rights to exercise options granted under the CGI Share Option Plan at the time of the departure of the senior officer are cancelled except otherwise decided by the Chairman and Chief Executive Officer or the Human Resources Committee. Vested options granted under the Share Option Plan and still unexercised at the time of the departure of the senior officer can be exercised for three months from the date of departure, without exceeding the normal term of the options. The Company undertakes to pay the fees for outplacement services up to a maximum of 10% of the senior officer's annual salary.


Report submitted by the Human Resources and Corporate Governance Committee on November 5, 2001:

         David L. Johnston, Chairman
         William D. Anderson
         Claude Chamberland

                    REMUNERATION OF NAMED EXECUTIVE OFFICERS


The summary compensation table shows detailed information on total compensation for the Chairman and Chief Executive Officer and the four other most highly paid executive officers for services rendered during the fiscal years ended on September 30, 2001, 2000 and 1999. This information is as follows:

o        salary earned;
o        bonus earned under the Company's annual bonus plan;
o any other compensation, including perquisites and other personal benefits;
o        options granted under the CGI Share Option Plan;
o        bonus earned under the Incentive Plan;
o        any other compensation not otherwise declared elsewhere.

                           SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------------------------------------

Name and Principal                   Annual Compensation            Long-Term Compensation      Any Other
  Position as at                                                                               Compensation
September 30, 2001
-------------------------------------------------------------------------------------------------------------
                                                                                  Long-Term
                                                    Other Annual   Securities     Incentive
                                                    Compensation  Under Options     Plans
                            Salary ($)   Bonus ($)      ($)        Granted (#)   Payouts ($)       ($)
                            ----------   ---------      ---        -----------   -----------       ---

Serge Godin          2001      500,287    280,095     224,570 (a)   285,000           -          17,318 (c)
Chairman and Chief   2000      485,162          -     229,177       155,000           -          16,908 (c)
Executive Officer    1999      459,657    345,000     229,249        65,000 (b)       -          16,099 (c)

Michael Roach        2001      384,327    297,450       (d)         155,000           -          13,051 (c)
President, Canada    2000      333,365          -      34,349        78,000 (e)       -          11,547 (c)
and Europe           1999      290,693    125,000       (d)               -           -           7,671 (c)

Andre Imbeau         2001      372,788    230,835       (d)         120,000           -          12,922 (c)
Executive            2000      361,739          -       (d)         115,000           -          12,624 (c)
Vice-President and   1999      344,347    258,750       (d)          50,000 (b)       -          12,074 (c)
Chief Financial
Officer

Paule Dore           2001      308,827    139,075       (d)          90,000           -          10,706 (c)
Executive            2000      299,800          -      32,385        60,000           -          10,465 (c)
Vice-President and   1999      286,440    143.500       (d)          25,000 (b)                  10,045 (c)
Chief Corporate
Officer


Francois Chasse      2001      355,594     50,000      56,363 (f)    30,000           -          12,304 (c)
Executive            2000      343,077          -      47,850        53,000 (e)       -          11,967 (c)
Vice-President,      1999      322,464    125,000       (d)           7,500 (b)       -          11,105 (c)
Mergers &
Acquisitions

-------------------------------------------------------------------------------------------------------------

(a)      This amount includes  $190,200  representing the amount of interest and capital paid by CGI on behalf of Mr. Godin on loans taken out by him for purchase of Company stock.
(b)      Number of securities before 2 for 1 stock split effective January 7, 2000.
(c)      This amount  represents  the Company's  contribution  in the name of the  executive  toward the Stock
         Purchase Plan available to all the Company's  employees.  Officers may contribute up to 3.5% of their base salary,  an amount  fully  matched by the Company.  Contributions  are used to purchase  Company stock.
(d)      As the value of perquisites  and other personal  benefits does not exceed the lower of $50,000 or 10%
         of the  aggregate  salary  and bonus for the fiscal  year being  considered,  its  disclosure  is not required under current disclosure rules.
(e)      18,000 of those securities are before 2 for 1 stock split effective January 7, 2000.
(f)      This amount includes $37,032 representing the value of automobile benefit provided to Mr. Chasse.

Share Options

o        Options Granted During the Last Fiscal Year

         The table below shows, for the Named Executive Officers, the options granted during fiscal 2001.

                                      OPTIONS GRANTED DURING THE MOST RECENTLY
                                                COMPLETED FISCAL YEAR
         -----------------------------------------------------------------------------------------------------

               Name         Securities   % of Total Options    Exercise    Market Value of   Expiration Date
                               Under           Granted          Price     Securities Under
                              Options       to Employees         ($)       Options at the
                              Granted     During the Fiscal                 Date of Grant
                                (#)             Year                             ($)
         -----------------------------------------------------------------------------------------------------

         Serge Godin           285,000          2.67%            8.90            8.90      September 18, 2011

         Michael Roach         105,000          0.99%            8.90            8.90      September 18, 2011
                                50,000          0.47%            6.73            6.73          April 23, 2011

         Andre Imbeau          110,000          1.03%            8.90            8.90      September 18, 2011
                                10,000          0.09%            6.73            6.73          April 23, 2011

         Paule Dore             80,000          0.75%            8.90            8.90      September 18, 2011
                                10,000          0.09%            6.73            6.73          April 23, 2011

         Francois Chasse        20,000          0.19%            8.90            8.90      September 18, 2011
                                10,000          0.09%            6.73            6.73          April 23, 2011
         -----------------------------------------------------------------------------------------------------


o        Options Exercised During the Last Fiscal Year

         The following table shows, for each Named Executive Officer, the number of shares covered by the options granted, if any, exercised during the fiscal year ended on September 30, 2001, and the aggregate value realized at the time of exercise.

         The table also shows the total number of shares covered by unexercised options, if any, held as at September 30, 2001, and the value of unexercised in-the-money options at year-end.

                      OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FISCAL YEAR
                                   AND VALUE OF OPTIONS AT YEAR-END
       ---------------------------------------------------------------------------------------------------------

                                                                                        Value of Unexercised
                                                            Unexercised Options       In-The-Money Options at
                                                                at Year-End                 Year-End (a)
                                                                    (#)                          ($)
                                                      ----------------------------------------------------------
                         Securities      Aggregate
                        Acquired on        Value
                          Exercise        Realized                         Non-                         Non-
       Name                 (#)             ($)         Exercisable    Exercisable      Exercisable  Exercisable
       ---------------------------------------------------------------------------------------------------------
       Serge Godin           --             --            140,075        299,925            --         42,750
                                                          132,500 (b)

       Michael Roach         --             --             55,200        159,800        1,589,564     131,986
                                                            3,000 (b)     15,000 (b)
                                                          120,000 (c)

       Andre Imbeau          --             --            103,925        131,075          829,800      39,680
                                                          110,000 (b)
                                                           22,500 (d)

       Paule Dore            --             --             55,200         94,800            --         35,180
                                                           52,500 (b)

       Francois Chasse       --             --             32,600         32,400            --         26,180
                                                           13,500 (b)     12,000 (b)
       --------------------------------------------------------------------------------------------------------

(a)      Based on the  closing  price on the  Toronto  Stock  Exchange  of Class A  Subordinate  Shares  as of
         September 28, 2001, namely $9.05.
(b)      Number of securities before 2 for 1 stock split effective January 7, 2000.
(c)      Number of securities before 2 for 1 stock splits effective May 21, 1998 and January 7, 2000.
(d)      Number of  securities  before 2 for 1 stock splits  effective  December  15,  1997,  May 21, 1998 and
         January 7, 2000.

Performance Graph

The following graph compares the annual variations in the total cumulative return on the Class A Subordinate Shares with the total cumulative return of the TSE 300 and NASDAQ stock indexes, for the past five financial years of the Company.

                               [GRAPHIC OMITTED]


Remuneration of Directors

Members of the Board of Directors who are employees of the Company are not compensated for their services as directors or members of committees of the Board of Directors of the Company.

Members of the Board of Directors who are not employees of the Company are paid an annual retainer fee of $15,000. An additional compensation of $2,000 per year is paid to members of a committee and $3,000 per year to a Chairman of a committee. Attendance fees are $1,000 per Board or committee meeting, except for members of the Audit Committee who receive $2,500 per meeting attended.

Members who join the Board of Directors for the first time are entitled to receive a grant of 2,000 stock options on the date of their nomination. In addition, members of the Board of Directors receive annually a grant of 4,000 options.

Members of the Board of Directors may choose to convert part or all of their retainer in deferred stock units ("DSU"). The number of DSUs granted to a member is equal to the chosen annual retainer amount divided by the average closing price of Class A Subordinate Shares on the Toronto Stock Exchange over the five business days preceding the calculation date. Once granted, the value of DSUs is determined based on the quoted market price of the Class A Subordinate Shares. The value of DSUs is payable only upon the member's departure from the Board. The amount paid corresponds to the number of DSUs accumulated to the credit of the member multiplied by the average closing price of Class A Subordinate Shares during the 30 working days preceding the member's departure. The amount is paid in cash, after statutory deductions. For each DSU purchased with the retainer, the member of the Board of Directors is granted two stock options under the CGI Share Option Plan. Each option may be exercised within a period not exceeding 10 years. The exercise price is equal to the closing price of Class A Subordinate Shares on the Toronto Stock Exchange on the date preceding the date of grant. The members of the Board of Directors have 30 days following their election or reelection as directors to notify the Company's Secretary of the portion of the retainer they wish to receive in DSUs for the next fiscal year.

For the year ended September 30, 2001, a total cash remuneration of $197,029 has been paid to the directors.


                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As of November 21, 2001, no directors, senior officers, former directors or senior officers of the Company were indebted to the Company.


                              CORPORATE GOVERNANCE

The Company supports and conducts its business in accordance with the Toronto Stock Exchange guidelines for effective corporate governance. These guidelines address such matters as the constitution and independence of Boards of Directors, the functions to be performed by boards and their committees, and the relationship between the Board of Directors, management and shareholders. A brief description of the Company's corporate governance practices is set out, in tabular form, and is attached to this Information Circular as Appendix A.


Decisions Requiring Prior Approval by BCE Inc.

Under the terms of the options agreement (the "Options Agreement") entered into in 1998, as since amended, among, inter alia, Serge Godin, Andre Imbeau, Jean Brassard (collectively, the "Majority Shareholders"), their respective holding companies, Bell Canada, BCE Inc. and CGI, until the earlier of January 5, 2006 and the date on which BCE Inc. acquires Control (as defined in the Options Agreement) of CGI, certain matters are subject to the prior approval of the chief executive officer or the chief operating officer of BCE Inc. Specifically, BCE Inc. must approve:

o        any change in the dividend policy of CGI;
o any arrangement, amalgamation or merger of CGI with any person other than wholly-owned subsidiaries of CGI or other public corporations with market capitalizations less than 10% of that of CGI;

o any transaction with a value in excess of $10 million between CGI and its subsidiaries on the one hand, and any person or persons acting in concert with 10% or more of the voting power of CGI, other than BCE Inc. and its affiliates;
o any transaction or operation involving CGI or one of its consolidated subsidiaries as a result of which certain financial ratios would not be met;
o the appointment, from time to time, of a Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of CGI other than Serge Godin, Jean Brassard or Andre Imbeau;
o        amendments to articles of incorporation or by-laws of CGI;
o redemptions, purchases or offers to purchase or redeem equity shares of CGI;
o acquisitions or agreements of CGI to acquire any person or business primarily engaged in an activity other than information technology services;
o making by CGI or its subsidiaries of any acquisition or disposition of assets or securities in excess of 10% of the market capitalization of CGI;
o any agreement or commitment by CGI or any of its consolidated subsidiaries to guarantee or pay any indebtedness of any person (other than CGI or any of its consolidated subsidiaries);
o launching of new lines of business for CGI or material changes in CGI's corporate strategy;
o adoption of any annual business plan or budget of CGI or the making of any amendment thereto showing a pre-tax margin of less than 7%; and

o any material alliance or joint venture by CGI that BCE Inc. reasonably concludes is or would likely be:
         >>       outside the normal course of CGI's business;
         >>       in any significant  manner,  inconsistent with CGI's strategic business plan; or
         >>       in any significant  manner,  inconsistent  with the commercial interests of the BCE group.

The Majority Shareholders, in their capacity as directors of CGI, subject to their fiduciary duties as directors, and the Majority Shareholders (and their respective holding companies), in their capacity as shareholders of CGI, have agreed to vote in accordance with BCE Inc.'s position on these matters when brought before the Board of Directors or shareholders of CGI.

In recognition of BCE Inc.'s and the Majority Shareholders' respective significant ownership interests and voting rights in CGI, and of BCE Inc.'s rights under the Options Agreement (including those described above), the advice of BCE Inc.'s nominees on CGI Board of Directors, and of the Majority Shareholders, in their capacity as directors, will be sought prior to CGI's undertaking (directly or indirectly) any proposed acquisitions of any business and any proposed agreements or arrangements with any one customer and affiliates of one customer with revenues and/or obligations per annum in excess of $25 million.

Board of Directors Designees

So long as BCE Inc. (and any of its wholly-owned subsidiaries) holds at least 20% of the outstanding shares in the share capital of CGI, the Majority Shareholders and their respective holding companies have undertaken to vote to elect to the Board of Directors of CGI the number of board designees nominated by BCE Inc. as shall represent 25% of the total number of directors on the CGI Board. Furthermore, until the date on which BCE Inc. acquires Control (as defined in the Options Agreement) of CGI, BCE Inc. (and its wholly-owned subsidiaries holding shares of CGI) has undertaken to vote in favor of the election of each of Messrs. Godin and Imbeau as a director of CGI to the extent that each of them is at that time a senior executive of CGI.

                             APPOINTMENT OF AUDITORS

The persons whose names are printed in the enclosed proxy form intend to vote for the appointment of Samson Belair/Deloitte & Touche, Chartered Accountants, as auditors of the Company and to vote for authorization of the Board of Directors to fix the remuneration of the auditors. The auditors will hold office until the next annual meeting of shareholders of the Company or until their successors are appointed. Samson Belair/Deloitte & Touche were first appointed at the general meeting of shareholders held on January 27, 1988.


                                     GENERAL

The management of the Company is not aware of any matter which could be submitted at the Meeting other than the matters set forth in the Notice of Meeting. If other unknown matters are regularly submitted at the Meeting, the persons appointed in the attached form of proxy will vote to the best of their judgment.


                              APPROVAL OF DIRECTORS

The directors of the Company have approved the content and the delivery of this Circular.


Dated December 12, 2001.






                                                  Serge Godin (signed)
                                                  Chairman and
                                                  Chief Executive Officer

                                   APPENDIX A

                           GUIDELINE COMPLIANCE TABLE

        ----------------------------------------------------------------------------------------------------------------------------
                               Guidelines                                               Comments
        ----------------------------------------------------------------------------------------------------------------------------
        1.   The Board of Directors should explicitly
             assume responsibility for the stewardship of
             the Company, including:

             (a) adoption of a strategic planning process;                      (a) The Board of Directors is involved in the
                                                                                    preparation of the 3-year strategic plan of the
                                                                                    Company and such plan is reviewed annually by
                                                                                    the Board of Directors.

             (b) identification of the principal risks of the                   (b) The Audit Committee identifies the major
                 Company's business, and implementation of                          financial and operating risks undertaken by the
                 appropriate systems to manage these risks;                         Company and reviews the various policies and
                                                                                    practices of the Company to manage such risk.
                                                                                    The Audit Committee regularly reports on such
                                                                                    matters to the Board of Directors.

             (c) succession planning, including appointing,                     (c) The Human Resources Committee reviews,
                 training and monitoring senior management;                         reports and, where appropriate, provides
                                                                                    recommendations to the Board of Directors on
                                                                                    succession planning matters.

             (d) the Company's communication policy; and                        (d) The Board of Directors has adopted "Guidelines
                                                                                    on Timely Disclosure" which address matters such
                                                                                    as the essential principles of the disclosure
                                                                                    rules of the regulatory authorities and
                                                                                    disclosure guidelines.

                                                                                    Under the Guidelines, the Board of Directors has
                                                                                    the responsibility to oversee the content of the
                                                                                    Company's major communications to its
                                                                                    shareholders and the investing public. However,
                                                                                    the Board believes that it is management's role
                                                                                    to communicate on behalf of the Company with its
                                                                                    shareholders and the investment community. The
                                                                                    Company maintains an effective investor
                                                                                    relations process to espond to shareholder
                                                                                    questions and concerns.

                                                                                    The Board of Directors reviews and, where
                                                                                    required, approves statutory disclosure
                                                                                    documents prior to their distribution to
                                                                                    shareholders.

             (e) integrity of the Company's internal control                    The Board of Directors' duties include the
                 and management information systems.                            assessment of the integrity of the Company's
                                                                                internal control and information system. The Audit
                                                                                Committee also has the responsibility to review the
                                                                                internal control and management information systems
                                                                                of the Company. The Committee reports to the Board
                                                                                of Directors with respect to such controls and
                                                                                systems.
        ----------------------------------------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------------------------------------
        2.   The Board of Directors should be constituted                       The Board of Directors will be composed of 14
             with a majority of individuals who qualify as                      directors, seven of whom are unrelated directors.
             unrelated directors.
                                                                                The Board of Directors has determined that its seven
                                                                                unrelated directors do not have interests in or
                                                                                relationships with CGI's significant shareholder,
                                                                                Mr. Serge Godin, Chairman of the Board and Chief
                                                                                Executive Officer of CGI, that could be considered
                                                                                to materially interfere with the directors' ability
                                                                                to act in the best interests of the Company. The
                                                                                Company believes that such representation fairly
                                                                                reflects the investment of minority shareholders in
                                                                                the Company.

        ----------------------------------------------------------------------------------------------------------------------------
        3.   The analysis of the application of the                             Related:
             principles supporting the conclusion in
             paragraph 2 above.                                                 William D. Anderson    President,
                                                                                                       BCE Ventures Inc.

                                                                                Jean Brassard          Vice-Chairman, CGI and
                                                                                                       Director of Companies

                                                                                Paule Dore             Executive Vice-President and
                                                                                                       Chief Corporate Officer and
                                                                                                       Secretary, CGI

                                                                                Serge Godin            Chairman of the Board and
                                                                                                       Chief Executive Officer, CGI

                                                                                Andre Imbeau           Executive Vice-President
                                                                                                       and Chief Financial Officer
                                                                                                       and Treasurer, CGI

                                                                                Satish Sanan           President
                                                                                                       U.S. and Asia Pacific, CGI

                                                                                Siim A. Vanaselja      Chief Financial Officer,
                                                                                                       BCE Inc.


                                                                                Unrelated:
                                                                                Yvan Allaire
                                                                                Claude Boivin
                                                                                Claude Chamberland
                                                                                David L. Johnston
                                                                                Eileen A. Mercier
                                                                                C. Wesley M. Scott
                                                                                Charles Sirois
        ----------------------------------------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------------------------------------
        4.   The Board of Directors should appoint a                            The Human Resources and Corporate Governance
             committee of directors:                                            Committee is comprised of three outside directors
                                                                                and two of whom are unrelated. The Chairman of the
             a) composed exclusively of outside directors,                      Board and Chief Executive Officer currently
                i.e. non-management directors, a majority of                    participates to the Human Resources and Corporate
                whom are unrelated directors; and                               Governance Committee meetings as an ex-officio
                                                                                member.
             b) with the responsibility for proposing to the
                full Board of Directors new nominees to the                     The Chairman of the Board submits to the Human
                Board of Directors and for assessing directors                  Resources and Corporate Governance Committee
                on an ongoing basis.                                            candidates to fill vacancies on the Board of
                                                                                Directors; if the candidacies are endorsed by the
                                                                                Human Resources Committee, they are then submitted
                                                                                to the approval of the Board of Directors.

        ----------------------------------------------------------------------------------------------------------------------------
        5.   The Board of Directors should implement a                          The Human Resources and Corporate Governance
             process to be carried out by the Nominating                        Committee is responsible for making an annual
             Committee or other appropriate committee for                       assessment of the overall performance of the
             assessing the effectiveness of the Board of                        contribution of the Board of Directors and of its
             Directors as a whole, the committees of the                        committees. The annual assessment is communicated
             Board of Directors and the contribution of                         by the chairman of the committee to the Board of
             individual directors.                                              Directors.

        ----------------------------------------------------------------------------------------------------------------------------
        6.   Existence of an orientation and education                          Each new director has access to a formal orientation
             program for new recruits to the Board of                           and education program of the Company and receives a
             Directors.                                                         record of historical public information on the
                                                                                Company together with prior minutes of applicable
                                                                                committees of the Board of Directors.

                                                                                In addition, presentations on various topics are
                                                                                given, by management, on a regular basis to the
                                                                                Board of Directors and directors are given updates
                                                                                on business and governance initiatives and in
                                                                                response to questions raised by the members of the
                                                                                Board of Directors.

        ----------------------------------------------------------------------------------------------------------------------------
        7.   Size of the Board of Directors and the                             The Board of Directors is of the view that its size
             impact of the number upon effectiveness.                           and composition are well suited to the
                                                                                circumstances of the Company and allow for the
                                                                                efficient functioning of the Board of Directors as a
                                                                                decision-making body.
        ----------------------------------------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------------------------------------
        8.   Adequacy and form of the compensation of                           The Human Resources and Corporate Governance
             directors that realistically reflects the                          Committee reviews periodically directors'
             responsibilities and risk involved in being an                     compensation. In determining directors'
             effective director.                                                remuneration, the Committee considers time
                                                                                commitment, comparative fees, risks and
                                                                                responsibilities.

        ----------------------------------------------------------------------------------------------------------------------------
        9.   Committees of the Board of Directors should                        Each committee operates according to the Board of
             generally be composed of:                                          Directors' approved written mandate outlining its
                                                                                duties and responsibilities and are composed
             (a) outside directors; and                                         exclusively of outside directors, a majority of
                                                                                whom are unrelated to the Company.
             (b) a majority of whom are unrelated directors.

        ----------------------------------------------------------------------------------------------------------------------------
        10.  The Board of Directors' responsibility for                         All corporate governance matters are dealt with by
             (or a committee of the Board of Directors'                         the Human Resources and Corporate Governance
             general responsibility for) developing the                         Committee. The scope of the mandate of such
             Company's approach to governance issues.                           committee was confirmed in a "Role Statement"
                                                                                adopted by the Board of Directors.

        ----------------------------------------------------------------------------------------------------------------------------
        11.  The Board of Directors has developed:                              The Board of Directors has delegated to senior
                                                                                management the responsibility for day to day
             (a) position descriptions for the Board of                         management of the business of the Company. In
                 Directors and for the CEO, involving the                       addition to those matters, which must by law be
                 definition of the limits to management's                       approved by the Board of Directors, the Board of
                 responsibilities; and                                          Directors retains responsibility for significant
                                                                                changes in the Company's affairs.
             (b) the corporate objectives for which the CEO
                 is responsible for meeting.

        ----------------------------------------------------------------------------------------------------------------------------
        12.  The structure and procedures ensuring that                         The Board of Directors acts independently of
             the Board of Directors can function                                management.
             independently of management.
                                                                                The  Board of Directors has concluded, for various
                                                                                reasons, that the fact that Mr. Serge Godin occupies
                                                                                the office of Chairman of the Board and Chief
                                                                                Executive Officer of the Company does not impair the
                                                                                ability of the Board of Directors to act
                                                                                independently of management. Mr. David L. Johnston
                                                                                acts as Lead Director of the Company and a meeting
                                                                                of the outside directors is held annually and
                                                                                chaired by  the  Lead Director.
        ----------------------------------------------------------------------------------------------------------------------------

        ----------------------------------------------------------------------------------------------------------------------------
             (a) The Audit Committee of the Board of                            The Audit Committee is comprised of only outside
                 Directors should be composed only of outside                   directors.
                 directors.

             (b) The  roles  and  responsibilities of the  Audit                The Audit Committee is mandated by the Board of
                 Committee should be specifically defined so                    Directors to review with the auditors the scope of
                 as to provide appropriate guidance to Audit                    the audit review; review with the auditors and
                 Committee members as to their duties.                          management the effectiveness of the Company's
                                                                                accounting policies and practices, the Company's
                                                                                internal control procedures, programs and policies
                                                                                and the adequacy and effectiveness of the Company's
                                                                                internal controls over the accounting and financial
                                                                                reporting systems within the Company; review related
                                                                                party transactions; and review and recommend the
                                                                                approval to the Board of Directors of the Company's
                                                                                interim and audited financial statements and all
                                                                                public disclosure documents containing audited or
                                                                                unaudited financial information.

             (c) The Audit Committee should have direct                         The Audit Committee reviews with the Company's
                 communication channels with the internal and                   auditors and management the effectiveness of the
                 external auditors to discuss and review                        Company's accounting policies and practices, the
                 specific issues as appropriate.                                Company's internal control procedures, programs and
                                                                                policies and the adequacy and effectiveness of the
                                                                                Company's internal controls over the accounting and
                                                                                financial reporting systems within the Company;
                                                                                reviews related party transactions; and reviews
                                                                                the Company's audited financial statements with the
                                                                                auditors prior to their submission to the  Board of
                                                                                Directors for approval.

             (d) The Audit Committee duties should include                      The Audit Committee reviews the Company's internal
                 oversight responsibility for management                        control procedures, programs and policies and the
                 reporting on internal control, and should                      adequacy and effectiveness of the Company's
                 ensure that management has designed and                        internal controls over the accounting and financial
                 implemented an effective system of internal                    reporting systems within the Company.
                 control.

        ----------------------------------------------------------------------------------------------------------------------------
        13.  Existence of a system which enables an                             Individual directors may engage outside advisors
             individual director to engage an outside                           with the authorization of the Chairman of the Board.
             advisor at the expense of the Company in
             appropriate circumstances.

        ----------------------------------------------------------------------------------------------------------------------------

This proxy is solicited by the management of CGI Group Inc. from holders of Class A Subordinate Shares. Reference is made to accompanying Information Circular.

The undersigned, holder of Class A Subordinate Shares of CGI Group Inc. (the "Company"), hereby appoints Serge Godin, a director, or in his absence, Andre Imbeau, a director, or in his absence, Paule Dore, a director, or (*)
 ................................................................................
as agent for the undersigned at the Annual General Meeting of Shareholders of the Company to be held at the Hilton Montreal Bonaventure Hotel, Salle de bal, 1 Place Bonaventure, Montreal, Quebec, on Monday, January 21, 2002 at 11:00 a.m. (local time), and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said agent's discretion unless herein otherwise specified. I hereby revoque any proxy previously given.

The said agent is hereby specifically directed to:
a) VOTE [ ]   OR REFRAIN FROM VOTING [ ]   for the election of directors; and
b) VOTE [ ]   OR REFRAIN FROM VOTING [ ]   for the appointment of the auditors
and to authorize the directors to fix their remuneration.

This proxy will be voted as directed where a choice is specified. In the absence of specification on any matter or if more than one choice is indicated, the shares represented by this proxy will be voted for that matter.

To vote this proxy, the shareholder must sign in the space provided on this form.

(Please sign exactly as the name appears hereon and in which the shares are registered. If the shareholder is a corporation, its corporate seal must be affixed. If this proxy is not dated in the space provided for, the proxy shall be deemed to be of the date on which it was mailed to the shareholder).

(*) A shareholder may appoint as proxyholder a person other than those whose names are printed hereon. In such a case, he should strike out said printed names and insert the name of his chosen proxyholder in the blank space provided for that purpose. A person acting as proxyholder need not be a shareholder of the Company.

Please return promptly in the enclosed self-stamped envelope.

Dated this......................  day of........................................

 ................................................................................
Signature of Shareholder

                                [GRAPHIC OMITTED]




                                      PROXY


This proxy is solicited by the management of CGI Group Inc. from holders of Class B Shares (multiple voting). Reference is made to accompanying Information Circular.

The undersigned, holder of Class B Shares of CGI Group Inc. (the "Company"), hereby appoints Serge Godin, director, or in his absence, Andre Imbeau, director, or in his absence, Paule Dore, director or (*)........................
 ................................................................................
as agent for the undersigned at the Annual General Meeting of Shareholders of the Company to be held at the Hilton Montreal Bonaventure hotel, Montreal Ballroom, 1 Place Bonaventure, Montreal, Quebec, on Monday, January 21, 2002 at 11:00 a.m. (local time), and at any adjournment thereof, with full power of substitution and with all the powers which the undersigned could exercise if personally present and with authority to vote at the said agent's discretion unless herein otherwise specified. I hereby revoke any proxy previously given.

The said agent is hereby specifically directed to:

     1)  VOTE [ ] or REFRAIN FROM VOTING [ ] for the election of directors
     2) VOTE [ ] or REFRAIN FROM VOTING [ ] for the appointment of the auditors and to authorize the directors to fix their remuneration


This proxy will be voted as directed where a choice is specified. In the absence of specification on any matter or if more than one choice is indicated, the shares represented by this proxy will be voted FOR that matter.

To vote this proxy, the shareholder must sign in the space provided on this form.

(Please sign exactly as the name appears hereon and in which the shares are registered. If this proxy is not dated in the space provided for, the proxy shall be deemed to be of the date on which it was mailed to the shareholder.)

(*) A shareholder may appoint as proxyholder a person other than those whose names are printed hereon. In such a case, he should strike out said printed names and insert the name of his chosen proxyholder in the blank space provided for that purpose. A person acting as proxyholder need not be a shareholder of the Company.

Please return promptly this proxy duly completed and signed to the National Bank Trust in the enclosed self-addressed stamped envelope.





Dated this...................  day of.............................,  ...........







------------------------------------
Signature of Shareholder

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CGI GROUP INC.
                                             (Registrant)


Date:    February 15, 2002           By /s/ Paule Dore
                                             Name:  Paule Dore
                                             Title: Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary